
03050578

5/19

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fubon Financial Holding

*CURRENT ADDRESS

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4788 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw
DATE : 5/19/03

82-4788

KPMG

AR/S
12-31-02

**FUBON FINANCIAL HOLDING CO., LTD.
AND SUBSIDIARIES**

Consolidated Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)



安侯建業會計師事務所
KPMG Certified Public Accountants
台北市松山區105民生東路三段156號6樓
6th Fl., No. 156, Sec. 3, Min-Sheng East Road,
Taipei, 105, Taiwan, R.O.C.
Telephone (02)2715-9999
Fax (02)2715-9888

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Fubon Financial Holding Co., Ltd.

We have audited the accompanying consolidated balance sheets of Fubon Financial Holding Co., Ltd. and its subsidiaries (the Company) as of December 31, 2002 and 2001 (restated) and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2002, and the period from December 19 to 31, 2001 (restated). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards and the "Rules Governing Certified Public Accountants' Examination and Certification of Financial Statements" of the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all martial respects, the financial position of Fubon Financial Holding Co., Ltd. and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows the year ended December 31, 2002 and the period from December 19 to 31, 2001, respectively, in conformity with "Guidelines Governing the Preparation of Financial Reports by Securities Issuers", "Compilation of Principles for Financial Statements of Financial Holding Companies", and the generally accepted accounting principles in Republic of China.

As described in Note 3 to the financial statements, commencing from January 1, 2002, stock of Fubon Financial Holding Co., Ltd. which held by the subsidiaries is accounted as treasury stock method.

As described in Note 4 to the financial statements, the shares of Taipeibank Co., Ltd were exchanged for shares in the Company based on pooling of interests method on December 23, 2002. This resulted in the change in reporting entities, therefore prior year's financial statements were restated accordingly for comparison purposes. The restatement of the Company's 2001 financial statements increased its long-term equity investments by NT$45,805,664 thousand dollars, stockholders' equity by NT$45,805,664 thousand dollars, and investment gain by NT$93,841 thousand dollars.



February 25, 2003

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with the accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.



FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001
(expressed in thousands of New Taiwan dollars)

Assets	2002 Amount	%	2001 (Restated) Amount	%
Current assets:				
Cash and cash equivalents (Note 4)	$ 182,244,143	16	117,758,962	11
Due from banks (Note 4)	81,082,644	7	83,544,474	7
Due from Central Bank of China (Note 4)	39,861,764	3	33,798,271	3
Short-term investments, net (Notes 5 and 23)	145,494,196	13	194,197,134	17
Trading securities, net (Notes 6 and 26)	24,138,937	2	25,934,665	2
Bonds purchased under agreements to resell (Note 7)	2,622,306	-	2,229,802	-
Margin loans (Note 8)	14,635,162	1	14,145,686	1
Notes and accounts receivables (Notes 9 and 21)	31,015,618	3	33,009,224	3
Other current assets (Note 20)	3,901,801	-	4,136,592	1
Total current assets	524,996,571	45	508,754,810	45
Loans, net (Notes 10 and 23)	517,642,868	45	554,123,888	50
Long-term investments (Notes 11 and 23)	75,764,413	7	23,690,222	2
Fixed assets (Notes 12, 23 and 24)				
Land	9,426,269	1	9,531,888	1
Buildings and structures	7,579,176	1	7,330,135	1
Others	7,145,837	1	6,583,421	1
	24,151,282	3	23,445,444	3
Less: accumulated depreciation	(6,349,177)	(1)	(5,597,700)	(1)
Unfinished construction and prepayments for equipment	153,488	-	167,402	-
Net fixed assets	17,955,593	2	18,015,146	2
Intangible assets (Note 13)	811,069	-	852,734	-
Other assets (Notes 14, 20, 21 and 26)	20,310,267	1	15,956,409	1
Total assets	$ 1,157,480,781	100	1,121,393,209	100

Liabilities and Stockholders' Equity	2002 Amount	%	2001 (Restated)	
Current liabilities:				
Short-term borrowings	$ 643,641	-	-	-
Commercial paper payable	119,895	-	-	-
Due to banks	31,379,240	3	37,286,788	3
Deposits (Notes 15 and 23)	721,269,432	62	754,224,813	67
Bonds sold under agreements to repurchase (Notes 7 and 23)	29,673,646	3	30,787,889	3
Securities finance margin deposits received (Notes 8 and 23)	1,623,080	-	1,710,801	-
Payables for securities financing (Notes 8 and 23)	1,990,122	-	1,922,375	-
Notes and accounts payable (Notes 19 and 23)	28,357,683	2	33,818,842	3
Stock warrant liabilities (Note 16)	210,494	-	83,912	-
Other current liabilities	10,223,776	1	7,129,980	1
Total current liabilities	825,491,009	71	866,965,400	77
Long-term liabilities (Note 17):				
Bonds payable	45,287,623	4	998,338	-
Reserve for land revaluation increment tax	9,263	-	9,263	-
Accrued pension liability (Note 21)	628,102	-	516,019	-
Forward contract payable	5,305	-	-	-
Borrowed funds	43,313,105	4	27,971,865	2
Other long - term liabilities	2,687	-	124	-
Total long-term liabilities	89,246,085	8	29,495,609	2
Other liabilities				
Reserve for operations and other liabilities (Note 18)	101,286,447	9	75,126,127	8
Other liabilities	2,569,092	-	2,374,813	-
Minority interests	86,079	-	116,165	-
	103,941,618	9	77,617,105	8
Total liabilities	1,018,678,712	88	974,078,114	87
Total stockholders' equity (Note 19):				
Common stock	82,914,373	7	80,215,594	7
Capital surplus	58,815,801	5	61,184,973	5
Retained earnings:				
Legal reserve	13,687,534	1	12,575,220	1
Special reserve	2,515,056	-	4,442,459	-
Unappropriated retained earnings	9,576,102	1	5,632,074	1
Total retained earnings	25,778,692	2	22,649,753	2
Equity adjustments				
Unrealized losses on valuation of long-term investments	(813,589)	-	(1,231,832)	-
Cumulative foreign currency translation adjustments	130,028	-	145,333	-
Net loss from unrecognized pension cost	(5,534)	-	(59)	-
Total equity adjustments	(689,095)	-	(1,086,558)	-
Treasury stock	(28,017,702)	(2)	(15,648,667)	(1)
Total stockholders' equity	138,802,069	12	147,315,095	13
Contingent liabilities and commitments (Note 25)				
Total liabilities and stockholders' equity	$ 1,157,480,781	100	1,121,393,209	100

See accompanying notes to financial statements.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Consolidated Income Statements

For the year ended December 31, 2002 and the period from December 19 to 31, 2001
(expressed in thousands of New Taiwan dollars)

	2002 Amount	%	2001 (Restated) Amount	%
Revenues				
Brokerage and commission fees (Note 22)	$ 16,152,261	12	9,876,642	7
Securities management fees (Note 22)	26,279	-	28,167	-
Interest income (Notes 21 and 22)	38,840,771	28	48,705,124	35
Gain on trading and investment securities	1,945,209	1	3,342,632	2
Gross written premiums (Note 22)	54,158,311	39	42,784,381	31
Reserve release	5,488,389	4	8,288,064	6
Recovery from provision	10,263,244	7	11,385,778	8
Net gain on bills trading	8,252,865	6	7,768,996	6
Gain on issuance of stock warrants (Note 15)	490,624	-	173,749	-
Gain on devaluation for trading securities	-	-	824,384	1
Other operating revenues (Note 22)	1,856,504	1	3,774,153	3
Non-operating revenues	2,865,272	2	1,778,748	1
Total revenue	140,339,729	100	138,730,818	100
Expenses				
Brokerage securities transaction charge	360,114	-	189,088	-
Interest expense (Note 21)	18,148,749	13	29,421,498	21
Reinsurance premium ceded	12,866,881	9	11,507,568	8
Commission expense	3,896,289	3	3,775,626	3
Benefits and claims	14,152,373	10	15,880,962	12
Provision for premium reserves	40,361,364	29	31,075,529	23
Provision for loan losses	5,770,870	4	6,846,757	5
Provision for special claims reserve	567,550	-	1,526,690	1
Processing fees	4,884,412	4	1,259,345	1
Loss on devaluation of trading securities	269,581	-	-	-
Operating expenses (Note 22)	20,781,850	15	21,240,865	15
Non-operating expenses	6,970,665	5	1,908,753	1
Total expenses	129,030,698	92	124,632,681	90
Income before tax expense	11,309,031	8	14,098,137	10
Income tax expense (Note 20)	1,717,179	1	2,258,673	2
Income before extraordinary items and cumulative effect of changes in accounting principle	9,591,852	7	11,839,464	8
Cumulative effect of changes in accounting principle	3,071	-	-	-
Net income before minority interest	9,588,781	7	11,839,464	8
Minority interest	19,523	-	14,014	-
Preacquisition income	154,405	-	11,195,454	8
Net income	$ 9,414,853	7	629,966	-

Earnings per share (in New Taiwan Dollars)	**Before tax**	**After tax**	**Before tax (Restated)**	**After tax (Restated)**
Primary EPS	$ 1.50	1.25	1.78	0.08
Diluted EPS	$ 1.49	1.24	1.78	0.08

Assumption information: if subsidiaries hold the stock of the Company and it is not treated as treasury stock

	Before tax	**After tax**
Net income	$11,151,310	9,257,132
Primary EPS	$ 1.41	1.17
Diluted EPS	$ 1.40	1.16

See accompanying notes to financial statements.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

For the year ended December 31, 2002 and the period from December 19 to 31, 2001
(expressed in thousands of New Taiwan dollars)

	Common stock	Capital surplus	Retained earnings: Legal reserve	Retained earnings: Special reserve	Retained earnings: Unappropriated retained earnings	Unrealized losses on valuation of long-term investments	Cumulative foreign currency translation adjustments	Net loss for unrecognized pension cost	Treasury stock	Total
Transferred existence as of December 19, 2001	$ 54,649,852	54,031,810	1,710,517	1,917,520	1,880,458	-	-	-	(2,207,237)	111,982,920
Additional paid - in capital adjustments	-	3,611,822	-	-	-	(1,229,321)	9,720	(59)	-	2,392,162
Cumulative foreign currency translation adjustments	-	-	-	-	-	-	39,654	-	-	39,654
The stock of the Company held by subsidiaries	-	-	-	-	-	-	-	-	(13,441,430)	(13,441,430)
Adjustment for issuance of stock for combination (Note 4)	25,565,742	3,541,341	10,864,703	2,524939	3,121,650	(2,511)	95,959	-	-	45,711,823
Net income for the period from December 19 to December 31, 2001 (restated)	-	-	-	-	629,966	-	-	-	-	629,966
Balance as of December 31, 2001 (restated)	$ 80,215,594	61,184,973	12,575,220	4,442,459	5,632,074	(1,231,832)	145,333	(59)	(15,648,667)	147,315,095
Balance as of December 31, 2001 (before restated)	$ 54,649,852	57,643,632	1,710,517	1,917,520	2,416,583	(1,229,321)	49,374	(59)	(15,648,667)	101,509,431
Appropriation of retained earnings:										
Legal reserve	-	-	241,435	-	(241,435)	-	-	-	-	-
Reversal of special reserve	-	-	-	(688,140)	688,140	-	-	-	-	-
Cash dividends	-	(2,370,000)	-	-	(2,896,668)	-	-	-	-	(5,266,668)
Employees' bonuses, etc.	-	-	-	-	(500)	-	-	-	-	(500)
Cumulative foreign currency translation adjustments	-	-	-	-	-	-	(15,035)	-	-	(15,305)
Unrealized long-term investment loss	-	-	-	-	-	418,243	-	-	-	418,243
Reversal of gain on disposal of property and equipment transferred to capital surplus	-	(80,339)	-	-	80,339	-	-	-	-	-
Additional paid - in capital from long - term equity investment by equity method	-	36,888	-	-	-	-	-	-	-	36,888
Cash dividends received by subsidiaries from the company	-	364,594	-	-	-	-	-	-	-	364,594
The bonus to employees from subsidiaries	-	(46,600)	-	-	-	-	-	-	-	(46,600)
Issuance of stock for combination	28,264,521	3,259,177	11,735,582	1,285,676	114,790	(2,511)	95,959	-	-	44,753,194
Net income for the period from January 1 to December 31, 2002	-	-	-	-	9,414,853	-	-	-	-	9,414,853
Net loss for unrecognized pension cost	-	-	-	-	-	-	-	(5,475)	-	(5,475)
Sale of treasury stock	-	8,449	-	-	-	-	-	-	185,855	194,304
Purchase of treasury stock	-	-	-	-	-	-	-	-	(7,415,603)	(7,415,603)
Purchase of stock of Taipeibank transferred to treasury stock	-	-	-	-	-	-	-	-	(5,890,803)	(5,890,803)
The adjustment from subsidiaries' treasury stock	-	-	-	-	-	-	-	-	751,516	751,516
Balance as of December 31, 2002	$ 82,914,373	58,815,801	13,687,534	2,515,056	9,576,102	(813,589)	130,028	(5,534)	(28,017,702)	138,802,069

See accompanying notes to financial statements.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and the period from December 19 to 31, 2001
(expressed in thousands of New Taiwan dollars)

		2002	2001 (Restated)
Cash flows operating activities:			
Net incomes	$	9,414,853	629,966
Adjustment to reconcile net income to net cash:			
Pre - acquisition income		154,405	11,195,484
Minority interest income		1,574	-
Effect on minority		1,006	295,179
Depreciation and amortization		1,242,588	2,071,755
Provision for bad debts		31,245,517	4,124,280
Provision for pension and performance bonus		51,961	-
Payment for retirement		(43,330)	-
Loss on sale of bad loans		4,367,562	-
Amortization of premium forward contracts		(18,955)	-
Gain on disposal of short-term investments		(423,452)	-
Loss (gain) in devaluation of short - term investments		1,971,322	(1,131,321)
Received cash dividends		46,827	-
Net investment loss under to equity method		104,340	20,953
Loss (gain) on disposal of long-term investments		(382,398)	54,411
Provision for loss on securities trading		273,505	(824,384)
Provision for loss on foreclosed assets		-	50,000
Increase in trading loss reserve		99,903	-
Loss on disposal of assets		(1,562)	33,372
Loss on disposal of foreclosed assets		98,316	72,892
Increase in deferred pension cost		(66)	-
Collection of loan receivable written - off in prior years		147,061	-
Recovery of unrealized gain on short - term and long - term debt investments		73,462	-
Losses on reduction of long – term investments		30,251	-
Provision for losses on guarantees transferred to non - operating income		(26,500)	-
Property and equipment reclassified to expense		876	-
Increase in trading securities		227,090	(10,292,153)
Increase in receivables from securities refinance		(489,476)	-
Increase in resale bonds		(533,501)	(1,480,280)
Increase in receivables from pecuniary finance		(6,120)	322,071
Increase in receivables		7,503,554	(5,337,910)
Increase in prepayments and other current assets		559,665	(183,973)
Increase in stock warrant liabilities		126,581	-
Increase in repurchase bonds payable		(1,018,064)	14,749,223
Decrease in accounts payable		(2,979,029)	-
Decrease in payables		2,289,665	-
Decrease in securities finance margin deposits received		(87,721)	60,412
Decrease in payables for securities financing		67,747	-
Increase in reserve for liabilities		-	24,751,876
Decrease in pension payment		-	(13,993)
Decrease in other account payable and current liabilities		2,095,905	(4,525,773)
Increase in deferred tax asset, net		(203,994)	32,526
Net cash flows provided by operating activities		55,981,368	34,674,613
Cash flows investing activities:			
Increase in due from Central Bank of China and banks		(10,994,337)	(6,500,706)
Decrease in short-term investments		5,948,857	(63,078,988)
Decrease in loans, including non-accrual loans		29,221,759	(19,796,740)
Decrease in securities purchased – for investing purposes		9,666,866	-
Decrease in restricted time deposits		247,000	299,500
Increase in long-term equity investments		(33,395,698)	(9,002,629)
Increase in property and equipment		(1,088,501)	(1,569,789)
Increase in deferred charges		-	(888,987)
Sale of long-term investments		17,212,842	178,062
Matured long – term bond investment		315,830	-
Proceeds from sale of bad loans		412,906	-
Sales of property and equipment		22,375	30,912
Decrease in operating deposits		(50,000)	294,000
Decrease in settlement and clearing funds		21,728	7,803
Sale of foreclosed assets		298,946	372,491
Increase in deposit-out and other assets		(7,850,319)	(1,011,180)
Net cash flows provided by (used in) investing activities		9,990,254	(100,666,251)
Cash flows from financing activities:			
Increase in short-term borrowings		643,641	-
Increase in commercial paper payable		119,895	-
Increase in payable on forward contracts		-	-
Increase in corporation bonds payable		14,971,140	(504,840)
Increase in deposits		(17,844,820)	44,644,009
Increase in due to banks		(4,858,717)	18,177,816
Decrease in appropriated loan fund		(15,804)	(20,825)
Increase in borrowed funds		-	25,595,961
Issuance of stock		-	7,919,308
Cash dividend payment		(7,519,032)	(5,590,784)
Payments of employees' bonuses, etc.		(24,530)	-
Proceeds from bonds issued		30,000,000	-
Increase in minority interest		(22,095)	(9,632)
Increase in deposit-in and other liabilities		(139,562)	144,312
Proceeds from disposal of treasury stock		46,792	-
Purchase of treasury stock		(12,370,169)	(3,530,818)
Net cash flows provided by financing activities		2,986,739	86,824,507
Effect of exchange rate changes on cash		1,806	(11,508)
Net increase in cash and cash equivalents		68,960,167	20,821,361
Cash and cash equivalents at beginning of year		148,057,393	127,236,032
Cash and cash equivalent at end of year	$	217,017,560	148,057,393
Supplemental disclosure of cash flow information:			
Cash payments of interest	$	20,616,142	31,589,657
Cash payments of income tax	$	1,369,099	11,607,824
Financing and investing activities not affecting cash:			
Issuance of stock in exchange for subsidiary's shares	$	28,264,521	39,940,824
Cash and cash equivalents:			
Cash	$	182,244,143	117,758,962
Due from bank (including call loans to banks 90 days due)		17,505,828	23,075,831
Due from Central Bank (not including reserve due from Central Bank)		5,350,285	7,172,954
Short-term investment securities 90 days due		11,917,304	49,646
	$	217,017,560	148,057,393

See accompanying notes to financial statements.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(Amounts expressed in thousands of New Taiwan dollars unless otherwise specified)

(1) Organization and Business Scope

Fubon Financial Holding Co., Ltd. ("Fubon Financial") was established in December 2001 pursuant to the newly established Financial Holding Company Law in Taiwan. The operating activities of Fubon Financial include mainly property and casualty insurance, securities brokerage and underwriting, margin lending, banking, and life insurance, and to a lesser extent investment consultation.

In connection with the formation of Fubon Financial, substantially all of the assets and liabilities and related operations of Fubon Insurance Co., Ltd. (Fubon Insurance) were transferred to a new wholly owned subsidiary named Fubon Insurance. The "former" Fubon Insurance was renamed Fubon Financial. Secondly, shares of Fubon Securities Co., Ltd. (Fubon Securities), Fubon Commercial Bank Co., Ltd. (Fubon Bank), and Fubon Life Assurance Co., Ltd. (Fubon Assurance) were exchanged for shares in Fubon Financial on December 19, 2001. The share exchange ratio of Fubon Securities Co., Ltd., Fubon Commercial Bank Co., Ltd., and Fubon Life Assurance Co., Ltd. were 1.5078 shares, 1.7053 shares and 0.7556 shares, respectively.

On August 28, 2002, shares of Fubon Asset Management Co., Ltd. were exchanged for shares in Fubon Financial. The share exchange ratio of Fubon Asset Management was 0.3778 share.

On December 23, 2002, shares of Taipeibank Co., Ltd. (Taipeibank) were exchanged for shares in Fubon Financial. The share exchange ratio of Taipeibank was 0.8725 share.

The consolidated financial statements include the accounts of Fubon Financial and its direct and indirect subsidiaries (together, the "Company") in which ownership is more than 50 percent. Significant transactions between Fubon Financial and its subsidiaries have been eliminated in the consolidated financial statements.

The following is a description of the major wholly owned subsidiaries of Fubon Financial:

1. Fubon Insurance Co., Ltd. ("Fubon Insurance") was incorporated in 1961. Fubon Insurance is primarily engaged in the business of property and casualty insurance.

2. Fubon Securities Co., Ltd ("Fubon Securities") was incorporated on July 11, 1988, as a company with an integrated securities firm license. Fubon Securities' operations include brokerage, margin lending and securities financing and refinancing, security transfer services, brokerage services, securities underwriting, and principal transactions.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

3. Fubon Commercial Bank Co., Ltd. ("Fubon Bank") was authorized by the Ministry of Finance to operate as a commercial bank on August 1, 1991, and started its regular commercial operations on April 20, 1992. Fubon Bank was established pursuant to the Banking Law to engage in all commercial banking operations allowed by the Banking Law.

4. Fubon Life Assurance Co., Ltd. ("Fubon Life Assurance") was incorporated on July 3, 1992, under the Insurance Law of the Republic of China and received its license on June 3, 1993. Fubon Life Assurance is engaged in the business of life insurance underwriting.

5. Fubon Asset Management Co., Ltd. (Fubon Asset Management) was incorporated in September 1992 as a company limited by shares. The Company operations include raising securities investment trust fund through issuance of beneficiary certificates to invest in securities and related products, managing discretionary managed accounts for investors, and other operations approved by the authorities.

6. Taipeibank Co., Ltd. (Taipeibank) started as a financial institution of the Taipei City Government (TCG) in 1969. On July 1, 1984, it was reorganized into a limited liability corporation and was renamed City Bank of Taipei Co., Ltd. The Bank was subsequently renamed Taipeibank Co., Ltd. on January 1, 1993. Taipeibank was privatized on November 30, 1999, through the sale of its shares of stock to the public, with the holdings of the TCG reduced to less than 50% of Taipeibank's outstanding capital stock. Taipeibank is engages in the following: (a) all commercial banking operations authorized under the Banking Law; (b) trust operations; (c) handling of the public - benefit lottery operations; and (d) other authorized operations. In addition to the foregoing activities, Taipeibank continues to handle certain functions for the TCG, primarily the acceptance of payments for taxes, fines and other fees and the payments of principal and interest on bonds issued by the TCG.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

7. The following entities have been included in the consolidated financial statements:

	%
Fubon Insurance	100.00
Fubon Securities	100.00
Fubon Bank	100.00
Fubon Life Assurance	100.00
Fubon Asset Management	100.00
Taipeibank	100.00
Fubon Leasing Co., Ltd. (Fubon Bank subsidiary)	99.99
Fu-Yin Insurance Agent Co., Ltd. (Fubon Bank subsidiary)	95.00
Fubon Insurance Agent Co., Ltd. (Fubon Bank subsidiary)	99.00
Fubon Futures Co., Ltd. (Fubon Securities subsidiary)	98.00
Fubon Investment Service Co., Ltd. (Fubon Securities subsidiary)	100.00
Fubon Bills Finance Co., Ltd. (Fubon Bank subsidiary)	100.00
Fubon Securities (BVI) Ltd. (Fubon Securities subsidiary)	100.00

(2) Summary of Significant Accounting Principles

1. Foreign currency transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occurred. Gains or losses resulting from adjustments or settlements of foreign currency assets and liabilities are credited or charged to income. Foreign currency assets and liabilities at the balance sheet date are translated at prevailing exchange rates, and resulting gains or losses are credited or charged to current income.

Taipeibank's foreign branches and OBU are translated into New Taiwan dollars using the following exchange rates: assets and liabilities – current rates; accumulated earnings – historical rates; income and expenses – weighted – average rate for the period. The resulting translation adjustments are reported as "cumulative translation adjustments" in the balance sheets.

2. Cash equivalents

All highly liquid instruments, which include investment securities, due from banks, and call loans to banks with a maturity of three months or less at the date of purchase, are considered to be cash equivalents.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

3. Short-term investments

Marketable equity securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. Stock dividends are treated as an increase in the number of shares. The cost of marketable equity securities sold is determined by the weighted-average cost method.

Open-end funds are recorded at cost when acquired and are stated at the lower of aggregate cost or market value on the balance sheet date. The cost of beneficiary certificates sold is determined by the weighted-average cost method.

Short-term notes are recorded at cost when acquired and are stated at the lower of aggregate cost or market value on the balance sheet date, if the market value is available. The cost of these notes, interest income, and gain or loss either due to maturity or resulting from the sale of notes are determined by the specific identification method.

Bonds and convertible bonds are recorded at cost when acquired and are stated at the lower of aggregate cost or market value on the balance sheet date. The cost of these bonds when sold is determined by using the specific identification method.

4. Trading securities

Securities purchased for resale on firm commitments are accounted for as trading securities and consist of bonds, closed-end funds, listed stocks, and over-the-counter (OTC) stocks.

Trading securities are evaluated using the lower of aggregate cost or market value. Cost is determined using the weighted-average method. Market value is the closing market price. Stock dividends are not recognized as investment income but treated as increases in the number of shares held.

5. Bonds sold/purchased under agreements to repurchase/resell

These are defined as transactions involving the sale or purchase of bonds coupled with an agreement to repurchase or resell the same or substantially identical bonds at a stated price. Such transaction will be considered a financing transaction if the risk and reward are attributed to the seller; otherwise, it will be considered a trading transaction.

Under the financing criterion, a transaction under resale agreement is recorded at purchase price and is listed as an asset on the balance sheet. On the resale date, the difference between the purchase price and the resale price is accounted for as interest income.

Under the financing criterion, a transaction under repurchase agreement is recorded at the selling price and is listed as a liability on the balance sheet. On the repurchase date, the difference between the selling price and the repurchase price is accounted for as interest expense.

(Continued)

6. Margin loans and securities financing and refinancing

Margin loans represents loans extended to securities investors. Such loans are secured by the securities purchased by investors. These securities are not reflected in the consolidated financial statements of the Company. These securities will be returned to investors when investors repay the related margin loans.

Securities finance represents securities lent to securities investors and is effected by lending securities in custody received from margin lending or borrowed from securities finance companies when necessary. Such securities finance is not reflected in the consolidated financial statements of the Company. The investors' deposits for borrowing securities are held by the Company as collateral and recorded under securities finance margin deposits received. In addition, investors are required to deposit the proceeds from sales of borrowed securities. Such deposits are accounted for as payables for securities financing.

The Company borrows funds from securities finance companies when the Company lacks sufficient funds to perform margin lending financing operations. These borrowings are recorded as refinance borrowings.

The Company borrows securities from securities finance companies when the Company does not have sufficient securities to perform securities financing operations. For securities refinancing, the Company pays margin deposits to securities finance companies. These margin deposits are recorded as refinance margin deposits. The Company also provides securities investors' proceeds from selling borrowed securities to securities finance companies as collateral and records them under receivables from securities refinance.

7. Futures trading margins

Futures trading margins presented under other assets includes trading margins deposited by customers and the gain (losses) generated from unsettled futures contracts based on daily market values.

8. Margin deposits for futures contracts

With the prior approval of the Securities and Futures Commission (SFC), the dealer and underwriting departments are allowed to engage in the buying and selling of TAIEX index futures for the purpose of hedging risks associated with the devaluation of trading securities. The deposits paid for initial and maintenance margins set by TAIEX are recorded as margin deposits for futures contracts.

(Continued)

All outstanding positions are marked to the settlement price of the close-out date or the fair market value as of the balance sheet date. Meanwhile, the gain or losses from evaluation by the mark-to-market method are reflected in margin deposits for futures contracts and gain or losses on futures contracts in the accompanying consolidated balance sheets and consolidated income statements, respectively.

9. Reinsurance due to / due from other insurance companies

Based on the criteria for reinsurance ceding and ceded, inward reinsurance premiums, outward reinsurance premiums, accrued reinsurance claims payable, and reinsurance recovery receivable are calculated according to each agreement entered into with other insurance companies, and are recorded monthly.

10. Loans

Loans are stated at the principal amounts less allowance for possible loan losses and non-accrual loans transferred to other assets.

Non-accrual loans are defined as:

(a) Loans for which the most recent principal or interest payment is overdue by more than six months, or

(b) Loans on which the Bank has initiated foreclosure and the related collateral has been sold.

(c) Loans that do not earn interest in accordance with credit terms that have been amended with the agreement of the Banks, whereby part of the loan earns interest and the other part does not earn interest.

11. Allowance for and write-off of doubtful accounts

Allowance for doubtful accounts is determined by evaluating the collectibility of the outstanding balances of various loans and receivables at the balance sheet date.

In determining the allowance for credit losses, the Company evaluates the collectability of its loan portfolio and credit guarantees based on the borrowers' / clients' payment history and classifies the loan as non-performing, in accordance with "Rules for Bank Asset Evaluation, Loss Reserve Provision, and Disposing of Overdue Loans, Non-accrual Loans and Bad Debts" issued by the MOF.

Write-off of specific loans under MOF guidelines is first offset against the recorded allowance for loan losses. If the allowance is insufficient to cover loans write-offs, the Company recognizes additional losses on loans in the statement of income for the current period. Amounts of bad debts recovered are accounted for as non-operating income in the statement of income.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

As a result of changes in the operating and financial performance of customers and general economic conditions of the market which may have an impact on the debtors' ability to repay their loans, and uncertainties related to the future realization of collateral values, the ultimate losses may be different from the amounts presently estimated and provisioned.

Allowance for doubtful accounts on notes receivable, premium receivable, receivable in arrears, policy loans, and short-term collateral loans is provided for based on the results of review of the collectibility of the balances and the allowance provision rates prescribed by the relevant regulations. The Ministry of Finance first announced in 1999 that the business tax rate would be reduced from 5% to 2%. However, the 3% reduction is required to be held in a "bad debt reserve" for four years effective July 1, 1999, to relieve any potential bad debts which may arise for the Company.

12. Long-term investments

Long-term investments in which the Company owns less than 20% of the investee company's outstanding shares and has no significant influence on the operational decline of the investee company are accounted for by the lower - of - cost - or - market - value method if the investee company is a listed company, and at cost if the investee company is unlisted. The unrealized loss resulting from the decline in market value of such investment is deducted from shareholders' equity.

Investment income or loss from investments in both listed and unlisted companies is accounted for by the equity method, provided that the Company owns over 20% of the outstanding shares of the listed and unlisted companies. The difference between the original cost of the investment and underlying net equity of the invested company at the date of investment is amortized over 5-20 years.

A corporation becomes a subsidiary when another corporation acquires a controlling interest (over 50 percent) in its outstanding voting stock. When a parent-subsidiary relationship exists, consolidated financial statements are required unless both the assets and operating income of the subsidiary are less than 10% of the amounts of the parent company or the consolidation is not proper due to the different operating characteristics between the parent company and its subsidiary.

In addition, if the total assets and operating income of the non-qualifying subsidiaries are more than 30% of the amounts of the parent company, the subsidiaries with assets and operating income amounting to more than 3% of the parent's amounts still need to be consolidated in the parent's financial statements. These subsidiaries need to be included in the consolidated financial statements continuously unless the total assets and operating income of the unqualified subsidiaries decreases to less than 20% of the corresponding amounts of the parent company.

The preparation of these consolidated financial statements includes all of Fubon Financial's direct and indirect subsidiaries, each of which is over 50 - percent owned.

(Continued)

Unrealized gains and losses from transactions between Fubon Financal and its subsidiaries accounted for under the equity method have been eliminated. The unrealized gains and losses from investments which are accounted for on a non-equity method basis are recognized in the year in which they are realized.

When a short-term investment is transferred to long-term investment or a long-term investment is transferred to short-term investment, the Company compares the book value of the investment to its fair value. If the market price is lower than its book value, the Company immediately recognizes those losses due to the decline in fair value in earnings and uses the fair value as the new cost basis.

The cross - holding shares of Fubon Financial's subsidiaries are accounted for in compliance with R.O.C. Statement of Financial Accounting Standards (SFAS) No. 30, "Treasury Stock".

For equity investments in foreign subsidiary companies which are accounted for under the equity method, the translation differences resulting from translation of foreign financial statements from their functional currencies which are their national currencies to the Company's reporting currency are reported as translation adjustments, a separate component of shareholders' equity.

Long-term debt investments, which are intended to be held for over one year, are stated at amortized cost. Premiums and discounts are amortized over the period that the Company intends to hold the debt investment. In addition, long-term debt investments are translated into New Taiwan dollars at regulated exchange rates. The resulting foreign exchange gains or losses are included in current operating results.

13. Investments in real estate

Investments in real estate are stated at cost when acquired. The cost of an investment in real estate and its corresponding revaluation surplus and accumulated depreciation are written off upon retirement or disposal. The gain or loss resulting from disposal of an investment in real estate is classified as an operating gain or loss.

Depreciation is calculated by the straight-line method based on the "Estimated Useful Life of Fixed Assets Table" published by the Executive Yuan of the ROC government (the "Government").

After the end of its estimated useful life, if depreciable real estate is still in use, depreciation is determined according to its newly estimated remaining useful life.

(Continued)

14. Property, equipment and leasehold assets

Property and equipment and leasehold assets are stated at cost. Depreciation of buildings and equipment is provided over the estimated useful lives of the respective assets on the straight-line method. Leasehold improvements are amortized over the lesser of lease terms or the useful lives of such improvements.

Renewals and improvements are capitalized and depreciated accordingly, repairs and maintenance are charged to expenses as incurred.

15. Intangible assets

Operating rights arising from the acquisition of other securities companies are amortized on a straight-line basis over 10 years.

16. Goodwill

Goodwill resulting from the acquisition of the business and related assets and liabilities of Citicorp Life Insurance Ltd., Taiwan Branch ("CitiLife") is amortized on a straight-line basis over 20 years.

17. Deferred charges

Deferred charges are stated at cost and amortized over 3 years on the straight-line method. Deferred expenses resulting from issuance of convertible bonds are amortized during the prevailing period.

18. Foreclosed assets

Foreclosed assets are recorded at the appraised value, which is generally believed to be the fair market value at the time of acquisition. Provision for decline in value of such assets is recognized as losses in the statement of income for the period.

19. Payable to customers

Payable to customers presented under current liabilities corresponds to futures trading margins. The account will be recorded as futures trading margins receivable when it becomes a debit balance.

20. Statutory deposits

According to the R.O.C. Insurance Law, the Company has deposited in the Central Bank of China an amount equivalent to 15% of the issued capital of subsidiaries which operate life insurance and property and casualty insurance as guarantee of the insurance business.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

21. Stock warrant liabilities

Proceeds received from issuing stock warrants are recorded as "stock warrant liabilities" in the accompanying balance sheets. The Company is allowed to repurchase those warrants as a reduction in stock warrant liabilities. Stock warrant liabilities are valued at the fair value on the balance sheet date. A decrease in stock warrant liabilities is recognized as a gain on issuance of stock warrants. As stipulated in the SFC regulations, the increase in stock warrant liabilities should be deferred and not recorded as a loss in the current period if such increase is less than the unrealized gain on evaluation of the trading securities - hedge position. However, if the increase in stock warrant liabilities exceeds the unrealized gain on evaluation of trading securities – hedge position, the excess amount is recognized as a loss in the accompanying income statement.

22. Reserve for guarantees and securities losses

Reserve for losses on guarantees is determined by evaluating the potential losses of acceptances, guarantees, and letters of credit on the balance sheet date. The accumulated reserve is recorded as a liability on the balance sheet. Amounts recovered are accounted for under non-operating income in the statement of income.

According to the "Rules Governing the Administration of Securities Firms", 10% of the monthly gains on trading bills and securities less the monthly losses should be set aside into a reserve until the reserve equals NT$200,000 thousands. Such reserve can only be used to offset actual losses.

23. Reserve for default

According to the Rules Governing Administration of Securities Firms (RGASF), since July 1, 2001, 0.0028% of securities brokerage transaction trading value must be provided as a contract failure loss provision until the balance of such provision reaches NT$200,000,000. Such provision can only be used to offset the losses incurred in connection with customers, failure in settling purchases or sales of securities, or other losses as approved by the Securities and Futures Commission (SFC).

According to the Regulations Governing Futures Commission Merchants (RGFCM), 2% of the futures brokerage commission income must be provided as a reserve for default until the balance of such reserve reaches the minimum amount of either paid-in capital, operating fund, or working capital required by law. Such reserve cannot be used except for the purpose of covering the losses rising from futures trading for customers' accounts or for a purpose approved by the SFC. However, according to an SFC Ruling, between July 1, 2000, and June 30, 2003, the reserve for default is no longer to be provided.

(Continued)

24. Reserve for trading loss

According to the RGASF, 10% of the excess of securities trading gains over losses must be provided as reserve for trading loss on a monthly basis until the cumulative balance of such provision reaches NT$200,000 thousands. Such provision can only be used to offset the excess of securities trading losses over gains.

According to the RGFCM, 10% of the excess of futures contract trading realized gains over losses must be provided as reserve for trading loss on a monthly basis until the cumulative balance of such provision reaches the minimum paid-in capital. Such provision can only be used to offset the excess of futures contract trading realized losses over realized gains.

25. Derivative financial instruments

The Company is party to certain derivative transactions, including forward contracts, currency swaps, interest rate swaps, and currency options. The Company also engages in forward currency contracts on behalf of its customers.

26. Foreign currency swaps

Memorandum entries of the notional amounts of foreign currency swap contracts entered into for hedging purposes are recorded on the contracting dates. Unrealized gains or losses resulting from the subsequent change in foreign currency exchange rates are recognized as current period gains or losses.

27. Forward currency contracts

Net assets and liabilities resulting from open foreign currency forward contracts are recorded in New Taiwan dollars at the rate of exchange in effect at the balance sheet date. Unrealized gains or losses resulting from the subsequent changes in foreign currency exchange rates are recognized as current period gain or losses.

28. Cross currency swaps

For cross currency swap contracts, memorandum entries of nominal amounts are recorded on the contracting date. Forward accounts receivable and accounts payable are offset on the balance sheet date with the differences listed as net assets or liabilities. For trading contracts, differences in market value are recognized as transaction gains or losses. For non-trading contracts, interest receivables or payables and amortized principal as determined by agreement are recognized as current interest income or expenses, along with the hedged positions.

(Continued)

29. Options

For option contracts, the premium collected from put options is recognized as advance receipts and the premium paid for call options is recognized as prepaid expenses. The values of the option contracts are evaluated every month according to the market prices, and the differences are recognized as current period revenues or expenses.

30. Interest rate swaps

The Company engages in such contracts for hedging purposes. Interest receivables or payables related to such swap contracts, together with hedged positions, will be recognized as current interest income or expenses.

31. Non-delivery deposit forward contracts

Given that there is no physical transfer of principal in non-delivery forward transactions, only memorandum entries of nominal amounts are recorded on the contracting dates. Upon maturity of a contract, gains or losses resulting from the difference in exchange rate applied on the maturity date are credited or charged to the current period. On the balance sheet date, differences resulting from exchange rate adjustments of uncleared positions with respect to the time remaining are recognized as current exchange gains or losses.

32. Life insurance reserves

Reserves are provided in accordance with the ROC Insurance Law and Enforcement Rules as prescribed by the Ministry of Finance. Reserves are also certified by a valuation actuary approved by the Ministry of Finance.

(a) Policy reserve

The provision of future policy benefits is calculated based on Article 12 of the Enforcement Rules of the Insurance Law, the interest rate of the respective insurance, and the statutory mortality table approved by the Ministry of Finance.

(b) Unearned premium reserves

The unearned premium reserve for one-year term accident, health, and term life policies is calculated at the statutory ratio of net written premiums in the current year.

(Continued)

(c) Special claim reserve

Special claim reserve for one-year term accident, health, and group term life policies are provided for at 3% of total premiums in the current year and 50% of the excess of the expected loss over actual loss. Under the old regulation, special claim reserve can be offset against the excess of actual loss over 50% of expected loss. If the special claim reserve accumulated for each type of insurance exceeds 100% of the retained earned premiums for the current year, the excess shall be offset against other income. On November 30, 2000, however, the regulation was amended so that special claim reserve can now be offset against the excess of the actual loss over expected loss. The accumulated special claim reserve that exceeds 70% of net earned premium shall be offset against other income

(d) Claim reserve

Claim reserves include reserves providing for incurred but not yet reported claims, and reported but not approved claims. For incurred but not reported claims, the reserve on accident, health, and one-year term life policies is provided at 1% of total retained earned premiums in the current year. For reported but not yet approved claims, the reserve is provided based on a per policy claim report basis.

33. Property and casualty insurance reserves

The following reserves have been provided for in accordance with the ROC Insurance Law and the Enforcement Rules as prescribed by the Ministry of Finance:

(a) Unearned premium reserve

a. According to the Implementation Rules of the Insurance Law, the unearned premium reserve is determined by multiplying total retained premiums of each policy by a prescribed rate.

b. Pursuant to "Accounting Treatment of Mandatory Third-party Liability Automobile Insurance", the provision for unearned premium reserve of mandatory third-party liability motor insurance is determined by multiplying retained pure gross premiums by the prescribed rate.

(b) Special claim reserve

The Company provides provisions for special claim reserves for each type of policy according to the Insurance Law. Related provisions and releases of special claim reserve are expressed as follows:

a. Provision for special claim reserve is determined by the reserve formula issued by the Ministry of Finance.

(Continued)

b. If the actual claims and claims adjustment expenses for a particular type of insurance are less than the expected amounts determined by the Ministry of Finance, the Company must provide 50% of such difference as additional special claim reserve.

c. If the actual claims and claims adjustment expenses exceed the expected amount, the Company can release such difference from the special claim reserve.

d. The total amount of special claim reserve for a particular type of insurance at the end of the year may not exceed its net earned premiums for that year; any excess amount must be released from the reserves and treated as income of the Company.

e. For compulsory car insurance policise, additional special claim reserve shall be provided according to the regulations of the Ministry of Finance. Any remaining amount of total retained earned pure premiums, reinsurance commissions, incurred but not reported claims (IBNR) reserve release, and interest of prior year's special claim reserve after deducting the total amount of retained loss incurred and provision of IBNR reserve shall be provided as additional special claim reserve.

f. The provision for special claim reserve for compulsory car insurance must be kept in time deposits. This special claim reserve can only be used to cover pure premium loss.

(c) Claims reserve

According to the "Insurance Industry Provision of Reserve for Indemnity" issued by the Ministry of Finance, the reserves for claims are expressed as follows:

a. Provision for reported but unpaid claims reserve is estimated based on historical information and circumstances surrounding each claim for each type of insurance.

b. Provision for IBNR reserve is determined by earned premiums for each type of insurance in accordance with regulations issued by the Ministry of Finance (MOF).

c. Each year's provision for claims reserve shall be released at the end of that year.

d. According to new regulations issued by the MOF in 1994, the base for computing the provision for IBNR reserve for compulsory car insurance is net earned premium.

(d) Other liability reserve

Other liability reserve is determined by multiplying total fire payback premiums (based on an actuarial report) by a prescribed rate.

(Continued)

34. Pension

The Company has retirement and termination plans for its permanent employees.

Pension payments are in accordance with the ROC Labor Standards Law and based upon 2 points for each service year up to 15 years and 1 point for every year thereafter. The maximum pension benefit shall not exceed 45 points. Any service period of less than 6 months shall be counted as a half year, and any service period of 6 months or longer shall be counted as a full year.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 18, "Accounting for Pensions", which requires actuarial determination of pension assets or obligations and the recording of pension costs. The prior service costs are amortized using the straight-line method over the average remaining service period. The Company deposited 2% - 8% of monthly salaries in a designated account with the Central Trust of China.

35. Interest income and service income recognition

The interest and service income is measured based on the accrual basis. The interest income from non-accrual loans is not recognized until realized.

36. Premium income and policy-related expenses

In accordance with local insurance business practice, premium income and commission expenses are recognized upon collection of premium and the insurance policy becoming effective. Policy-related expenses are recognized as incurred.

37. Income tax

The accrual of income tax expense is based on the accounting income. Deferred tax liabilities are recognized for tax consequences of taxable temporary differences by applying enacted statutory tax rates, and deferred tax assets are recognized for tax consequences of deductible temporary differences, operating loss carryforwards, and tax credits. The valuation allowance relates to the deferred tax assets and is provided based on the possible realization of deferred tax assets in future years.

Deferred income tax assets and liabilities are classified as current or noncurrent in accordance with the underlying assets or liabilities. Deferred income taxes not relating to assets or liabilities are classified as current or non-current based on the length of the expected realizable or reversible period.

The additional 10% business income tax on undistributed earnings is recognized as expense under the authorization of a shareholders' meeting.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

38. Treasury stock

The Company uses the cost method to account for treasury stock. In compliance with Statement of Financial Accounting Standards (SFAS) No. 30, "Treasury Stock", under the cost method, the treasury stock account is debited for the cost of the shares purchased. When the disposal price of treasury stock is greater than the cost, the difference is credited to capital surplus; otherwise, the excess of the cost over the price is debited to capital surplus. If the capital surplus account is insufficient to cover the excess of the cost over the price, retained earnings is debited for the remaining amount. The book value of each share of treasury stock is equal to its weighted-average value and is calculated according to its reason for purchase.

When treasury stock is retired, capital surplus and common stock are debited according to the ratio of retiring treasury stock to total issued stock. When the book value of the retiring treasury stock is higher than the sum of its par value and capital surplus, the difference is debited to capital surplus. If the capital surplus account is insufficient to cover the difference, retained earnings is debited for the remaining amount. When the book value of the retiring treasury stock is lower than the sum of its par value and capital surplus, the difference is credited to capital surplus.

In compliance with the literature of SFC No. 69950, the subsidiaries shares of Fubon Financial held as investments should be treated as treasury stock effective January 1, 2002. For preparation of these consolidated financial statements, for all periods presented, all inter-company investments in the shares of Fubon Financial held by its subsidiaries have been treated as treasury stock.

39. Contingent loss

On the balance sheet date, if the assets are likely to be subject to realization of a loss or there are additional potential liabilities, the relevant amounts are recognized. If the amount could not be evaluated reasonably, those facts are disclosed.

40. Regulatory requirements

The Company and its subsidiaries are subject to the current laws and regulations of the Republic of China, pursuant to which they are subject to the oversight of the Central Bank of China, the primary banking regulator in the Republic of China, and the Ministry of Finance (MOF). The legal and regulatory requirements to which Fubon Bank and Taipeibank are subject include limits and other restrictions concerning the capital adequacy, classification of loans and off-balance-sheet liabilities, credit exposure with clients of the Company, and liquidity.

(Continued)

41. Earnings per share

    Earnings per share are computed as net income divided by the weighted-average number of outstanding shares of common stock. The effect of any increase in outstanding shares due to the issuance of stock dividends from retained earnings or capital surplus is computed retroactively. The convertible bonds which have been issued were treated as common stock equivalent when calculating diluted earnings per share.

(3) Reason and Effect of Changes in Accounting Principles

1. In accordance with the rules of the Securities and Futures Commission, the Company adopted the provisions of Statement of Financial Accounting Standards No. 30, "Accounting for Treasury Stock", for the accounting of the parent company's stock starting from January 1, 2002. Under such standard, short-term investments are stated at the lower of aggregate cost or market value on the balance sheet date. The parent company's stock included in the short-term investment portfolio is excluded in determining the lower of aggregate cost or market value, unless the market value of the parent company's stock is lower than cost, due to the adoption of the new accounting principle.

2. The Company changed its cost calculation method from the specific identification method to the moving-average method for short-term investment bonds. The effect of the change in accounting principles in the cost calculation of short-term investment caused it to decrease by NT$3,071 thousands, respectively.

(4) Reason and Effect of Restatement of 2001 Financial Statements

On December 23, 2002, shares of Taipeibank Co., Ltd. were exchanged for shares in Fubon Financial. Fubon Financial adopted the pooling of interests method to recognize the investment gain of Taipeibank of 2002. Accordingly, Fubon Financial restated its 2001 financial statements for comparison.

The restatement of Fubon Financial 2001 financial statements increases its long-term equity investments by $45,805,664 thousands, stockholders' equity by $45,805,664 thousands, and investment gain by $93,841 thousands, respectively.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(5) Cash and Cash Equivalents, Due from Banks, and Due from Central Bank of China

1. Cash and cash equivalents

	December 31, 2002	December 31, 2001 (Restated)
Cash on hand and petty cash	$ 6,078,764	5,567,874
Bank deposits	3,843,575	12,702,211
Cash equivalents	167,598,628	93,032,233
Notes and checks for clearing	4,743,789	6,459,689
Less: Statutory deposits	(20,613)	(3,045)
Total	$ 182,244,143	117,758,962

2. Due from banks

	December 31, 2002	December 31, 2001 (Restated)
Due from other banks	$ 2,714,331	50,544,620
Call loans to banks	78,368,313	32,999,854
Total	$ 81,082,644	83,544,474

3. Due from Central Bank of China

	December 31, 2002	December 31, 2001 (Restated)
Checking and settlement accounts	$ 16,695,483	10,792,021
Demand account - reserve deposits	15,943,770	15,176,052
Non-reserve deposits	7,222,511	7,830,198
Total	$ 39,861,764	33,798,271

(Continued)

(6) Short-term Investments, net

The following is a summary of the major components of short-term investments as of December 31, 2002 and 2001:

	December 31, 2002	December 31, 2001 (Restated)
Common stock and beneficiary certificates	$ 53,185,216	72,107,696
Corporate bonds	6,387,116	8,478,866
Short-term notes	59,654,580	40,103,859
Government bonds	25,065,315	78,684,246
Acceptances	20,845	74,076
Promissory note	-	69,375
Treasury bonds	1,283,103	722,624
Financial bonds	2,628,778	795,053
Foreign stocks	655,309	3875,179
	148,880,262	204,910,974
Less: Allowance for decline in fair value	(884,063)	(4,116,916)
Statutory deposits	(2,502,003)	(275,714)
	145,494,196	200,518,344
Less: transferred to stockholders' equity	-	(6,321,210)
	$ 145,494,196	194,197,134

1. As required by the ROC Code of Civil Procedures, the Company must make a deposit in an amount equal to one-third of the value of the pledged assets in order to secure such assets before legal foreclosure proceedings begin. As of December 31, 2002 and 2001, the Company had $721,676 thousands and $510,859 thousands , respectively, in government and corporate bonds deposited for such legal proceedings.

2. Starting in 2001, in accordance with the ROC Trust Law, the Company is required to deposit a fixed amount of $50,000 thousands in government and corporate bonds against its trust operations. Prior to 2001, the required deposit was an amount equal to 15.125% of the monthly mutual fund transaction amount. As of December 31, 2002 and 2001, the Company had $58,426 thousands and $55,981 thousands of deposit, respectively, in the Central Bank of China for this purpose.

3. In accordance with guidelines set by the National Credit Card Center, the Company, on as semi-annual basis, is required to make a deposit equal to 20% of the Bank's average monthly credit card transaction amount. The deposit is required to be 30% in cash and 70% in government and corporate bonds. As of December 31, 2002 and 2001, the Company had $459,863 thousands and $519,153 thousands of deposit, respectively, in the Central Bank of China for its credit card operations.

(Continued)

4. In 2001, the Company began its operations in the settlement of commercial paper trading activities through the ROC Over-the-Counter Securities Exchange. For these operations, the Company is required to deposit $10 million plus an amount based on the Bank's daily transaction volume. For the years ended December 31, 2002 and 2001, the Company provided a deposit of $81,242 thousands and $74,045 thousands, respectively, for its settlement activities.

5. In accordance with the ROC Regulation Governing Administration of Bills Finance, a company engages that in bills finance is required to deposit $50,000 thousands for its operations. As of December 31, 2002, the Company had $49,153 thousands in government bonds deposited in the Central Bank of China for its operations.

6. In accordance with the ROC Regulation Governing Administration of Bills Finance, Fubon Bills Finance is required to deposit commercial paper and bonds equal to 5% of its paid-in capital for its operations. As of December 31, 2002 and 2001, Fubon Bills Finance had NT$229,594 thousands and $194,594 thousands, respectively, in government and corporate bonds deposits in the Central Bank of China for its operations.

7. In accordance with the ROC Regulation Governing Administration of Insurance Agents, Brokers and Surveyors, each of Fu-Yin Insurance Agent Co., Ltd. and Fubon Insurance Agent Co., Ltd. is required to deposit an amount equal to 15% of its paid-in capital with the Central Bank of China for its operations. As of December 31, 2002 and 2001, Fu-Yin Insurance had deposited $641 thousands of government bonds and Fubon Insurance Agent had deposited $638 thousands of government bonds in the Central Bank of China for its operations.

8. The discretionary investment trust fund represents Fubon Life Assurance's funds intended for investment purposes. The investment activities of these funds are currently being managed by Fubon Securities Investment Trust Co., Ltd. under Fubon Life Assurance's one-year Discretionary Investment Service Contract with Fubon Securities Investment Trust Co., Ltd. The funds' activities are limited to investment in securities being traded on the Taiwan Stock Exchange and on the Taiwan OTC Exchange, securities being underwritten subject to approval by the SFC, government bonds and corporate bonds, and other investments approved by the SFC. Idle funds are placed in bank deposits and others approved by the SFC. The investment manager is appointed and agreed by both parties and operates in accordance with Article 146-1 of the Insurance Law

(Continued)

(7) Trading Securities, net

As of December 31, 2002 and 2001, the trading securities were as follows:

	December 31, 2002	December 31, 2001 (Restated)
Dealer department:		
Listed stocks and closed-end funds	$ 5,565,002	4,402,483
Government and corporate bonds	17,767,327	17,123,519
OTC stocks	9,883	2,188,585
Emerging stocks	113,364	-
	22,455,576	23,714,587
Less: allowance for devaluation of trading securities	(80,197)	-
	$ 22,375,379	23,714,587
Underwriting department:		
Listed stocks and bonds	$ 27,538	153,387
Corporate bonds	360,600	729,300
OTC stocks	128,548	846,365
Unlisted stocks	148,698	159,908
	665,384	1,888,960
Less: allowance for devaluation of trading securities	(85,133)	-
	$ 580,251	1,888,960
Hedge position for the issuance of stock warrants:		
Listed stocks and convertible corporate bonds	$ 1,290,586	334,146
Less: allowance for devaluation of trading securities	(107,279)	(3,028)
	$ 1,183,307	331,118
Total	$ 24,138,937	25,934,665

(8) Bonds Purchased under Agreements to Resell and Sold under Agreements to Repurchase

As of December 31, 2002 and 2001, the details of bonds purchased under agreements to resell and bonds sold under agreements to repurchase were as follows:

	December 31, 2002		
	Margin lending (borrowed) Amount	Period to repurchase (resold)	Interest rate (%)
Bonds purchased under agreements to resell	$ 2,622,306	2002.11.28~ 2003.9.27	1.15~1.45
Bonds sold under agreements to repurchase	$ (29,673,646)	2002.6.7~ 2003.4.2	1.00~1.60

(Continued)

	December 31, 2001 (Restated)		
	Margin lending (borrowed) Amount	Period to repurchase (resold)	Interest rate (%)
Bonds purchased under agreements to resell	$ 2,229,802	2001.12.13~ 2002.2.25	1.95~2.15
Bonds sold under agreements to repurchase	$ (30,787,889)	2001.1.5~ 2002.11.28	1.70~5.30

As of December 31, 2002, the bonds sold under agreements to repurchase had maturity dates ranging from January 2 to 13, 2003. Interest expense was accrued on this liability at an annual rate of 1.200% ~ 1.425%.

(9) Margin Loans

As of December 31, 2002 and 2001, securities received and loaned for margin lending and securities financing were as follows:

	December 31, 2002		
	Shares	Face value	Market value
Collateral securities for margin lending	1,140,071	$ 11,400,706	25,508,852
Securities lent for securities financing	100,124	$ 1,001,240	2,950,117
Securities borrowed for securities refinancing	1,147	$ 11,470	31,385

	December 31, 2001 (Restated)		
	Shares	Face value	Market value
Collateral securities for margin lending	977,560	$ 9,775,604	25,689,289
Securities lent for securities financing	53,168	$ 531,680	2,445,672
Securities borrowed for securities refinancing	305	$ 3,050	12,824

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(10) Notes and Accounts Receivable

As of December 31, 2002 and 2001, notes and accounts receivables were as follows:

	December 31, 2002	December 31, 2001 (Restated)
Receivables from securities refinance	$ 34,465	12,748
Securities refinance margin deposits	2,454	-
Accounts and notes receivable	19,174,541	19,352,506
Receivables	2,518,799	1,396,495
Premium receivable	2,250,949	2,128,632
Reinsurance recoverable	1,895,687	8,969,497
Forward contract receivable	3,734,902	-
Due from other reinsurers	2,040,534	1,415,666
	31,652,331	33,275,544
Less: Bad debt allowance	(636,713)	(266,320)
Total	$ 31,015,618	33,009,224

(11) Loans, net

1. Loans consisted of the following as of December 31, 2002 and 2001:

	December 31, 2002	December 31, 2001 (Restated)
Bills discounted and purchased	$ 338,098	309,176
Short-term loans and overdrafts	2,663,268	2,311,889
Secured short-term loans and overdrafts	50,119,209	17,280,303
Policy loans	85,199,377	15,225,640
Mortgage loans	2,494,288	1,931,997
Medium-term loans	80,013,302	427,586,403
Medium-term secured loans	52,663,371	22,798,599
Long-term loans	34,930,361	2,915,591
Long-term secured loans	203,062,076	56,909,536
Non-accrual loans	12,883,486	15,065,888
Gross loans	524,366,836	562,335,022
Less: Allowance for doubtful accounts	5,537,231	5,427,430
Net non-accrual loans transferred to other assets	1,186,737	2,783,704
Total	$ 517,642,868	554,123,888

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

2. The movements in allowance for doubtful accounts for the years ended December 31, 2002 and 2001, were as follows:

	For Losses on Particular Loans	For Losses on Overall Loan Portfolio (Excluding the Particular Loans)	Total
Balance as of January 1, 2002	$ 4,584,231	1,181,774	5,766,005
Provision for loan losses and doubtful receivables	4,278,417	819,745	5,098,162
Write-off	(4,810,052)	-	(4,810,052)
Effects of exchange rate changes	(1,266)	-	(1,266)
Balance as of December 31, 2002	$ 4,051,330	2,001,519	6,052,849

	For Losses on Particular Loans	For Losses on Overall Loan Portfolio (Excluding the Particular Loans)	Total
Balance as of January 1, 2001	$ 3,623,127	1,040,374	4,663,501
Provision for loan losses and doubtful receivables	6,317,071	149,382	6,466,453
Write-off	(5,363,549)	(7,982)	(5,371,531)
Effects of exchange rate changes	7,700	-	7,700
Balance as of December 31, 2001	$ 4,584,349	1,184,774	5,766,123

(a) The allowance for doubtful accounts is applied to outstanding receivables, loans, bills discounted and purchased, and non-accrual loans for bank business.

(b) $240,567 thousands and $129,766 thousands of bad debts were recovered during the years ended December 31, 2002 and 2001, respectively, and were credited to non-operating income.

(c) Non-accrual loans amounted to $1,656,423 thousands and $3,455,967 thousands on December 31, 2002 and 2001, respectively. Interest on such loans not accrued was estimated to be $136,609 thousands and $243,597 thousands as of December 31, 2002 and 2001, respectively.

(d) The Company has not accrued any interest on the entire balance of the overdue loans shown above. The unrecognized interest revenue on the above loans amounted to $799,138 thousands and $584,576 thousands for years ended December 31, 2002 and 2001, respectively.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

3. Group concentrations of credit risk most likely result from exposures with an individual counterparty. Group concentrations of credit risk exist if a number of counterparts are engaged in similar activities or activities in the same region and have similar economic characteristics that would affect their abilities to meet contractual obligations. The Company maintains trading positions in a number of markets and with a variety of counterparts or obligors. The Company's significant group concentrations of credit risk are summarized in categories of similar industries as follows:

	December 31, 2002	December 31, 2001
Loans by industry:		
Individuals	$ 90,021,975	80,445,165
Commercial	8,326,223	8,423,168
Manufacturing	19,700,204	19,433,326
Construction and real estate	1,810,944	2,759,965
Other institutions	25,701,327	33,973,392
	$ 145,560,673	145,035,016

The concentration of credit risk exist when the counterparies of the financial instruments involve individuals or groups who are engaged in similar activities, or activities in the same region, that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The loans to Taipei City Government (TCG) as of December 31, 2002 and 2001, aggregated to $35,499,854 thousands and $98,386,624 thousands, respectively, representing 10% and 24%, respectively, of the total outstanding loans of the Company. The deposits at the Company by TCG as of December 31, 2002 and 2001, aggregated to $79,167,957 thousands and $76,669,183 thousands, respectively.

The net position on foreign currency transactions was US$39,741 thousands and US$35,591 thousands as of December 31,2002 and 2001, respectively.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(12) Long-term Investments

1. Long-term equity investments

Long-term equity investments as of December 31, 2002 and 2001, consisted of the following:

		December 31, 2002		December 31, 2001 (Restated)	
		Amount	%	Amount	%
Valuation by equity method:					
Fubon Venture Capital Co., Ltd.	$	185,427	45.00	198,732	45.00
Sinostar Venture Capital Co., Ltd.		155,864	33.33	178,085	37.50
Fubon Construction Management Co., Ltd.		46,204	30.00	45,017	30.00
Hwa Venture Capital Co., Ltd.		37,382	30.00	50,056	30.00
Citi Fubon Life Insurance Company Hong Kong Limited		330,795	50.00	-	-
Sub-total		755,672		471,890	
Valuation by cost method:					
Taipei Foreign Exchange Co., Ltd.		-	-	800	0.40
Pacific Energytech Co., Ltd.		-	-	24,486	1.77
WK Technology Fund Co., Ltd.		74,750	3.07	74,750	3.07
Taiwan Aerospace Corp.		65,528	1.25	131,056	2.50
China Trust Venture Capital Co., Ltd.		110,000	18.35	110,000	18.0
Chia Bon Venture Capital Co., Ltd.		200,000	20.00	-	-
China Power Venture Capital Co., Ltd.		50,000	14.00	-	-
Haucheng Venture Investment Co., Ltd.		50,000	5.00	-	-
Ha Vi Venture Capital Co., Ltd.		90,000	8.69	-	-
Trans Asia Telecommunications Co., Ltd.		182,112	1.66	182,112	0.18
Arcoa Communication Co., Ltd.		18,960	0.50	18,960	0.28
Phalanx Biotech Group Inc.		30,000	6.13	-	-
Fu Yu Venture Capital Investment Co., Ltd.		50,000	3.70	50,000	3.70
China Technology Venture Co., Ltd.		25,000	7.46	25,000	0.74
China Alliance Venture Fund		120,000	16.67	120,000	16.67
Win Win Venture Capital Co., Ltd.		69,680	13.76	69,680	13.76
Teng Feng Venture Capital Investment Corp.		50,000	4.67	100,000	9.34
Kuo Chian Venture Capital Investment Corp.		60,000	10.00	60,000	10.00
Taiwan Da-Long Industrial		24,463	1.28	28,500	1.20
Hsin Yu Energy Development Co., Ltd.	$	48,128	1.71	58,133	2.11
A. Trend Technology Co., Ltd.		-	-	347,667	4.14

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

	December 31, 2002		December 31, 2001 (Restated)	
	Amount	%	Amount	%
FAT Venture Capital Co., Ltd.	50,000	3.33	50,000	3.33
Taiwan Securities Central Depository Corp.	7,589	1.19	7,589	1.06
Taiwan International Mercantile Exchange Corp.	35,900	1.56	44,900	2.25
Taiwan Stock Exchange Corp.	186,849	1.33	186,849	1.00
Grand Bills Finance Co., Ltd.	25,920	0.54	25,920	0.50
Global Securities Finance Co., Ltd.	26,603	0.40	26,603	0.40
En Tie Securities Finance Co., Ltd.	8,711	0.17	8,711	0.17
Top Taiwan Venture Capital Co., Ltd.	50,000	5.00	50,000	4.35
Jen Hsin Securities Co., Ltd.	-	-	15,000	0.66
Primus Technology Fung Co., Ltd.	104,500	18.20	104,500	18.20
Taiwan Fixed Network Co., Ltd.	1,600,000	1.74	1,600,000	1.64
Yi Hua Venture Capital Investment Co., Ltd.	30,000	2.44	30,000	2.44
Taiwan High Speed Rail Co., Ltd.	2,055,000	4.68	2,055,000	3.95
Taiwan Asset Management Co., Ltd.	300,000	1.71	300,000	1.71
Fubon Securities Finance Co., Ltd.	791,002	13.67	651,263	10.71
China Tan Electronic Co., Ltd.	170,000	3.40	170,000	3.40
Tai Mao Development Co., Ltd.	50,400	1.58	100,320	3.15
Pacific Venture Capital Co., Ltd.	41,500	3.33	83,000	6.66
Waterland Financial Holdings	641,294	4.61	641,294	5.40
Cathay Financial Holdings	164,387	0.22	-	-
United World Chinese Commercial Bank	-	-	434,161	1.88
P.K. Venture Capital Investment Corp.	75,000	5.00	75,000	5.00
Financial Information Service Co., Ltd.	45,500	1.14	45,500	1.14
Taipei Smart Card Corp.	25,000	5.00	25,000	5.00
Taiwan Assets Management Co., Ltd.	50,000	2.94	100,000	6.27
Shang Yang Venture Capital Corp.	40,000	4.28	40,000	4.28
Wan Gi Co., Ltd.	50,000	10.47	-	-
E-Hsin Co., Ltd.	-	-	72,000	2.40
SysView Corp.	-	-	15,000	4.29
Other	544,954		84,849	
	8,488,730		8,443,603	
Valuation by lower-of-Cost-or-market method:				
Hann Star Display Corp.	$ -	-	69,972	0.25
General Plastic Industrial Co., Ltd.	-	-	20,000	0.12

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

		December 31, 2002		December 31, 2001 (Restated)	
		Amount	%	Amount	%
Kau Yung Construction Co., Ltd.		276,839	1.83	614,337	1.97
Quanta Display Co., Ltd.		-	-	135,547	0.73
Shanghai Mecox Lane Holdings Co., Limited		-	-	-	-
Global Sun Technology Inc.		-	-	2,446	0.70
Yu Lon Motor Industrial Co., Ltd.		-	-	12,340	0.03
China Motor Co., Ltd.		23,101	0.06	15,540	0.06
Nienhsing Fextile Co., Ltd.		92,611	0.52	-	-
Taiwan Enterprise Co., Ltd.		99,109	1.88	-	-
Collins Co, Ltd.		91,274	2.14	-	-
Youn Jin Co., Ltd.		86,967	1.36	-	-
Central Reinsurance Company		64,182	2.07	-	-
Greatwall Enterprise Co., Ltd.		43,282	1.04	4,999	0.17
Basso Industry Co., Ltd.		49,211	0.74	-	-
Pihsan Machinery Mfg. Co., Ltd.		28,545	0.22	-	-
Sheng Yu Technology Co., Ltd.		52,627	0.82	-	-
Great China Metal Industry Co., Ltd.		69,893	1.74	-	-
Taiwan Acceptance Corporation		34,355	0.55	-	-
CTCI Corporation Ltd.		40,690	0.46	-	-
Chung Hwa Telecom Co., Ltd.		4,145,395	1.92	-	-
China Steel Chemical Corp.		69,915	1.08	-	-
KGI Securities Co., Ltd.		15,000	0.13	-	-
Taiwan Glass Ind. Corp.		-	-	36,907	0.14
TECO Electric & Machinery Co., Ltd.		663,275	1.21	-	-
Sampo Corporation		21,564	0.08	663,275	1.21
Sampo CB III		-	-	21,564	0.08
Chin Fu Co., Ltd.		-	-	30,000	0.03
Lite-On Technology Co., Ltd.		296,967	1.56	296,967	1.68
Hexawave Inc.		-	-	12,660	0.81
Pacific Resos Co., Ltd.		-	-	26,200	1.01
Cosmos Foreign Exchange Internation Company	$	-	-	46,300	4.93
Other		21,716		2,400	2.00
		6,286,518		2,011,454	
Less: Allowance for valuation loss		(813,424)		(1,062,389)	
		5,473,094		949,065	

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

	December 31, 2002		December 31, 2001 (Restated)	
	Amount	%	Amount	%
Total	$ 14,717,496		9,864,558	

For the years ended December 31, 2002 and 2001, the Company's investment gain (loss) from long-term equality investments based on the investments' financial statements audited by auditors was:

	December 31, 2002		December 31, 2001 (Restated)	
	Original investment cost	Investment (loss) income	Original investment cost	Investment (loss) income
Fubon Venture Capital Co., Ltd.	$ 200,000	(3,627)	195,152	(16,572)
Sinostar Venture Capital Co., Ltd	160,000	(2,237)	100,699	(2,614)
Fubon Construction Management Co., Ltd.	30,000	1,187	30,000	4,508
Hwa Venture CarPoint Co., Ltd.	30,000	(12,674)	-	-
Pai-Yi Life Insurance Agent Co., Ltd	20,000	27,182	-	-
Citi Fubon Life Insurance Company Hong Kong Limited	446,695	(115,900)	-	-
Total	$ 866,695	(106,069)	325,851	(14,678)

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

2. Long-term bond investments

The details of this account are as follows:

	December 31, 2002	December 31, 2001 (Restated)
Domestic:		
Bonds	$ 35,166,079	1,037,687
Corporate bonds	528,280	635,563
Financial bills	172,000	100,000
Foreign:		
Bonds	1,577,933	-
Corporate bonds	6,401,351	1,115,372
Financial bills	10,379,987	4,164,613
Floating-rate notes:		
Domestic	86,950	262,553
Foreign	223,550	389,767
Other	276,841	285,126
Subtotal	54,812,971	7,990,681
Plus: Unamortizative premium	100,130	402
Less: allowance for loss on foreign exchange	-	-
allowance for decline in market value	(138,393)	(339,237)
Total	$ 54,774,708	7,651,846

Long-term foreign corporate bonds held by Fubon Bank are primarily denominated in US dollars, and future maturities range to 2013.

After evaluating the holding purpose, Fubon Life Assurance reclassified a part of short-term investments in government bonds to long-term bond investment. On the reclassifying date, the cost of short-term investments was higher than the market price. Due to the reclassification, the loss on investments of $389,453 thousands was recognized.

(Continued)

3. Real estate investments

The details of the account are as follows:

	December 31, 2002	December 31, 2001
Cost:		
Land	$ 3,554,652	3,554,652
Revaluation surplus	18,331	18,331
Building	2,916,529	2,895,601
Construction-in-progress	263,059	117,060
Subtotal	6,752,571	6,585,644
Accumulated depreciation:		
Building	480,362	411,826
Net value	$ 6,272,209	6,173,818

In connection with the insurance on real estate investment, please refer to "Property and Equipment".

Total rental income for the next five years as of December 31, 2002, is summarized as follows:

years	Amount
2003.1.1~2003.12.31	$ 201,396
2004.1.1~2004.12.31	109,006
2005.1.1~2005.12.31	89,166
2006.1.1~2006.12.31	64,552
2007.1.1~2007.12.31	19,389
	$ 483,509

(13) Fixed Assets

As of December 31, 2002 and 2001, the amounts of insurance coverage on all property and equipment, leasehold assets, and real estate investments were $3,428,164 thousands and $6,579,408 thousands, respectively.

(13) Intangible Assets

Intangible assets as of December 31, 2002 and 2001, consisted of the following:

	December 31, 2002	December 31, 2001
Deferred pension cost	$ -	12,003
Goodwill	702,954	725,897
Operating rights	108,115	114,834
	$ 811,069	852,734

On July 19, 2000, the Company entered into a "Transfer of Business Agreement" (the "Agreement") with Citicorp Life Insurance Ltd., Taiwan Branch ("CitiLife"). Under this Agreement, the Company acquired the business and related assets and liabilities of CitiLife. This Agreement was approved by the Ministry of Finance on November 14, 2000, and validated on January 1, 2001. It resulted in a payment of goodwill of $764,102 thousands, which is being amortized based on the straight-line method over 20 years. The amortized expense amounted to $38,205 thousands for the year ended December 31, 2002, and the unamortized balance as of December 31, 2002, was $687,692 thousands.

The Company was approved by the Ministry of Finance, R.O.C. to accept the net assets of Realty Sun Affiliates Co., Ltd., Taiwan Branch on October 1, 2002, and of Hartford Fire Insurance Co., Ltd., Taiwan Branch October 10, 2002. The acquisition value was $130,908 thousands, and the total price was $146,973 thousands, respectively. Goodwill is recognized $16,065 thousands is amortized over five years, the amount amortized this period was $803 thousands, and the residual value is $15,262 thousands.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(15) Other Assets

Other assets as of December 31, 2002 and 2001, consisted of the following:

	December 31, 2002	December 31, 2001 (Restated)
Foreclosed real estate	$ 794,921	1,436,264
Less: Allowance for decline in market value	(58,670)	(50,000)
Pledged certificate of deposit	413,957	530,000
Restricted assets	6,400,000	-
Restricted bank deposits	30,576	25,489
Guarantee deposits paid	6,092,162	5,805,284
Reinsurance liability reserve	7,760	9,743
Deferred charges	511,915	133,541
Deferred loss	280,000	125,000
Settlement and clearing funds	460,673	482,401
Leased assets - net	628,292	434,698
Deferred income tax assets - net	927,959	886,365
Other long-term receivable	1,660,486	2,207,712
Less: Allowance for bad debts-other long-term receivable	(1,493,414)	(1,953,000)
Non-accrual loans	1,866,563	3,455,967
Less: Allowance for bad debts–other non-accrual loans	(581,390)	(672,263)
Other	2,368,477	3,099,208
	$ 20,310,267	15,956,409

Assets of Fubon Bills Finance pledged as collateral for a call loan from banks and pending appeals with the tax authorities relating to income tax assessments were as follows:

	December 31, 2002	December 31, 2001 (Restated)
Time deposits	$ 50,000	530,000
Corporate bonds	363,957	-
	$ 413,957	530,000

1. Restricted deposits as of December 31, 2002 and 2001, were intended for payment of liabilities generated by certain transactions at Fubon Bills Finance.

2. Articles 141 and 142 of the Insurance Law require an insurance company to place a statutory deposit with the government equal to 15% of its paid-in capital. The deposit will not be returned until cessation and liquidation have been completed.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

3. The Company had $3,200,000 thousands of restricted assets at December 31, 2002. In accordance with the rule set by Central Bank of China, Fubon Bank and Fubon Bills Finance are required to deposit sufficient guaranty for same-day overdraft in the Central Bank of China. As of December 31, 2002, the Company had $3,200,000 thousands in certificates of deposit deposited in the Central Bank of China for this purpose. The interest rate is between 1.625% and 2.249%, and the final due date is December 8, 2003. At December 31, 2001, the Company held $313,190 thousands of the Company's shares, which were originally accounted for as restricted assets. However, in accordance with Ruling No. 91111467 issued by the MOF on April 8, 2002, those shares held should be treated as treasury stock and recorded as a reduction on shareholders' equity. Accordingly, the 2001 financial statements as presented herein have been restated.

4. Settlement and Clearing Funds

   As stipulated in the RGASF, OTC regulations, and the Regulation Governing Futures Commission Merchants, the Company deposited $460,673 thousands and $482,401 thousands in the Taiwan Securities Exchange Corporation, Over-the-Counter Securities Exchange Center, and Taiwan Futures Exchange Corporation as of December 31, 2002 and 2001, respectively. Details are as follows:

	December 31, 2002	December 31, 2001
Brokerage activities	$ 148,673	159,401
Dealer activities	24,000	24,000
Branch	182,000	187,000
Futures activities	106,000	112,000
	$ 460,673	482,401

5. Leasehold assets

   Leasehold assets include pledged properties repossessed and self-owned properties that are leased out. The costs of these leased assets as of December 31, 2002 and 2001, were as follows:

	December 31, 2002	December 31, 2001
Cost:		
Land	$ 387,829	238,756
Buildings	263,661	208,874
Equipment	170	-
Total cost	651,660	447,630
Less: Accumulated depreciation	(23,368)	(12,932)
Net	$ 628,292	434,698

   The period of rental contract is between 1 and 10 years. See the related-party transactions in Note 23.

6. Other long-term accounts receivable

Some investors failed to settle stocks purchased by margin lending. Therefore, the Company disposed of the securities so purchased by the investors and deducted the proceeds from such sales from receivables due to margin lending. As of December 31, 2002 and 2001, the uncollected receivables amounted to $320,778 thousands and $777,042 thousands, respectively. In addition, some collateral securities purchased by investors through margin lending were unable to be disposed of. As of December 31, 2002 and 2001, the receivables from such failed margin lending contracts and the related interest amounted to $704,046 thousands and $964,746 thousands, respectively. As of December 31, 2002 and 2001, the trading securities-corporate bonds which were not settled after maturity amounted to $464,629 thousands and $465,924 thousands, respectively. The Company recorded the uncollected receivables from such failed margin lending finance contracts as "long-term accounts receivable". As of December 31, 2002 and 2001, the related allowance for such doubtful accounts amounted to $1,421,776 thousands and $1,953,000 thousands, respectively.

As of December 31, 2002 and 2001, the Company sustained the corporate bond of its raised funds, which were not settled after maturity amounted to $171,033 thousands and $173,000 thousands, respectively. The Company recorded the uncollected receivable form its past – maturity corporate bonds as "long-term receivables". As of December 31, 2002 and 2001, the related allowance for such doubtful corporate bonds amounted to $71,638 thousands and $47,000 thousands, respectively.

(16) Deposits

Deposits as of December 31, 2002 and 2001, consisted of the following:

	December 31, 2002	December 31, 2001 (Restated)
Checking accounts	$ 55,479,402	94,864,402
Demand deposits	59,146,990	49,723,249
Time deposits	193,328,767	203,396,596
Savings deposits	413,031,691	405,680,283
Remittances payable	282,582	559,783
	$ 721,269,432	754,224,813

As of December 31, 2002 and 2001, the Company had issued negotiable certificates of deposits of $3,547,400 thousands and $4,163,100 thousands, respectively, recorded as time deposits.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(17) Stock Warrant Liabilities

As of December 31, 2002 and 2001, stock warrant liabilities recorded in the accompanying balance sheets were as follows:

	December 31, 2002					
Stock Warrant	Issued price per unit	Market price	Units	Issued amount	Market value	Gain or (loss) on changes in fair value
Fubon — China Trust Commercial Bank	5.10	2.15	20,000	102,000	$ 43,000	59,000
Fubon — Procomp	15.50	0.05	20,000	310,000	1,000	309,000
Fubon — Far Eastern	3.20	0.75	25,000	80,000	18,750	61,250
Fubon — Mitac Fubon International Corp.	5.00	0.20	20,000	100,000	4,000	96,000
Fubon — BenQ	9.00	0.90	20,000	180,000	18,000	162,000
Fubon — UMC	5.00	1.55	20,000	100,000	31,000	69,000
Fubon — TSMC	5.00	4.75	20,000	100,000	95,000	5,000
Fubon — Mega Holdings	3.30	2.50	25,000	82,500	62,500	20,000
Subtotal				1,054,500	273,250	781,250
Stock warrants repurchased				97,711	62,756	(32,956)
				(at cost)	$ 210,494	

The details of stock warrants are listed below:

Stock warrant	Variety	Maturity	Exercise period	Options of exercise
Fubon — China Trust Commercial Bank	American style	One year after trading on the market	From listed date to expiry date	Cash clearing or purchase of the defined common stock, at option of the Company
Fubon — Procomp	〃	〃	〃	〃
Fubon — Far Eastern	〃	〃	〃	〃
Fubon — Mitac International Corp.	〃	〃	〃	〃
Fubon — BenQ	〃	〃	〃	〃
Fubon — UMC	〃	〃	〃	〃
Fubon — TSMC	〃	〃	〃	〃
Fubon — Mega Holdings	〃	〃	〃	〃

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

Stock Warrant	Issued price per unit	Market price	Units	Issued amount	Market value	Gain or (loss) on changes in fair value
			December 31, 2001			
Fubon－Chiao Tung Bank & Bank Sinopac	7.00	1.10	20,000	140,000	$ 22,000	118,000
Fubon－UMC	7.20	7.80	20,000	144,000	156,000	(12,000)
Subtotal				284,000	178,000	106,000
Stock warrants repurchased				87,801 (at cost)	(94,087)	6,286
					$ 83,913	

The details of stock warrants are listed below:

Stock warrants	Variety	Maturity	Exercise period	Options of exercise
Fubon－Chiao Tung Bank & Bank Sinopac	American style	One year after trading on the market	From listed date to expiry date	Cash clearing or purchase of the defined common stock, at option of the Company
Fubon－UMC	〃	〃	〃	〃

(18) Bonds Payable and Long-term Borrowings

The Long - term Borrowing are listed below:

	December 31, 2002	December 31, 2001 (Restated)
Bonds payable	$ 15,287,623	998,338
Financial bills	30,000,000	-
Revaluation surplus	9,263	9,263
Accrued pension liability	628,102	516,019
Forward exchange settlement payable	5,305	-
Borrowed funds	43,313,105	27,971,865
Others	2,687	124
	$ 89,246,085	29,495,609

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

1. The Company issued unsecured Euro Convertible Bonds as follows:

	December 31, 2002
Issue amount	$ 15,044,373
Less: unrealized exchange gains	(98,920)
	14,945,453
Plus: Interest indemnity payable	342,170
	$ 15,287,623

To sell the existing common shares held by the Issuer's subsidiaries according to Paragraph 2, Article 31 of the Financial Holding Company Act and to raise capital for long-term investment. Indicative terms and conditions for an issue were as follows:

(a) Form / Denomination

Unsecured convertible bonds in denomination of US$1,000 or an integral multiple of US$1,000.

(b) Issue date: April 10, 2002

(c) Maturity Date: 2.25 years from the Issue Date. The Maturity Date is July 10, 2004.

(d) Issue Amount: USD430,085,000. Issued at 100%.

(e) Coupon Rate: 0%

(f) Redemption on the Maturity Date

Unless previously converted, the Bonds will be redeemed on the Maturity Date in cash at a price to yield-to-maturity rate of 3.25%.

(g) Redemption at the Option of the Issuer

a. Fubon FHC may call back all or part of the Bonds on or at any time after 1.5 years after the Issue Date, at a price to yield a margin as defined in Clause 6, in the event that the closing prices of the Common Shares of Fubon FHC traded on the Taiwan Stock Exchange for 30 consecutive trading days, translated into U.S. dollars based on the then prevailing FX rate, exceed 130% (inclusive) of the Conversion Price (translated into U.S. dollars based on the FX rate agreed upon on the Pricing Date); or

b. Fubon FHC may redeem the outstanding Bonds in whole, but not in part, at a price to yield a margin as defined in Clause 6, in the event that 90% of the Bonds have been redeemed or converted.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(h) Conversion Item

The Bonds will be convertible at any time during the Conversion Period into the Issuer's Common Shares, which are currently held by the subsidiaries of the Issuer, or Depositary Receipts ("DRs") representing the Common Shares, at the option of the Bondholders. Each DR represents 10 Common Shares upon conversion.

(i) Conversion Period

Except during the Suspension Period (determined by ROC law applicable from time to time), the Bonds may be converted at any time between the period on or after 60 days before the issue date and 7 days prior to the Maturity Date.

(j) Pricing

a. Conversion Price per share of NT$40.36 is determined on the Pricing Date.

b. The Conversion Price per share shall be adjusted in accordance with the anti-dilution principle when the Issuer raises new capital, distributes stock dividends, or issues employee bonus shares, or if any other dilutive events specified in the Trust Deed take place, the Issuer will adjust the Conversion Price according to the Trust Deed.

2. The Company issued secured non-convertible corporate bonds on January 2000 with the following terms:

Issue amount	$1,000,000
Interest rate	5.5% per annum
Issue period	January 19, 2000 ~ January 19, 2003
Principal payment	Three years after issued day
Interest payment	Once a year at stated rate

	December 31, 2002	December 31, 2001
Bonds payable	$ 1,000,000	1,000,000
Less: Discount on bonds payable	(235)	(1,662)
	$ 999,765	998,338
Current liability – bonds payable	$ 999,765	-

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

3. In order to maintain the risk-based capital ratio, the Company needs to collect long-term operating capital. For this purpose, the Company applied to the Bureau of Monetary Affairs, Ministry of Finance for the issuance of financial bonds amounting to NT$10,000 million, and the issuance was authorized at September 4, 2002. The Company issued financial bonds which amounted to NT$5,000 million in October and December 2002. The interest is paid semiannually, and the principal will be paid when the bonds mature. The details are as follows:

(NT$'000)

Bond type	Issue date	Maturity date	Interest rate	Amount
Type A, B, C, K, L, M, P of the first issuance in 2002	Oct. 14 and 15, 2002	Oct. 14 and 15, 2007	5.35% - floating rate	$ 2,600,000
Type D, E, F, G, J, O of the first issuance in 2002	Oct. 14 and 15, 2002	Oct. 14 and 15, 2007	First computing: 4.20%	1,400,000
			After the interests are computed once: 5.25% - floating rate	
Type H of the first issuance in 2002	Oct. 14, 2002	Oct. 14, 2007	1st computing: 5.80% - 1.00 x floating rate 2nd computing: 5.80% - 1.05 x floating rate 3rd computing: 5.80% - 1.10 x floating rate 4th computing: 5.80% - 1.15 x floating rate 5th computing: 5.80% - 1.20 x floating rate	300,000
Type H of the first issuance in 2002	Oct. 14, 2002	Oct. 14, 2007	6th computing: 5.80% - 1.25 x floating rate 7th computing: 5.80% - 1.30 x floating rate 8th computing: 5.80% - 1.35 x floating rate 9th computing: 5.80% - 1.40 x floating rate 10th computing: 5.80% - 1.45 x floating rate	
Type I of the first issuance in 2002	Oct. 14, 2002	Oct. 14, 2007	(5.7% - floating rate) x interest factor	500,000
Type N of the first issuance in 2002	Oct. 14, 2002	Oct. 14, 2007	4.87% - floating rate	200,000

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

Bond type	Issue date	Maturity date	Interest rate	Amount
Type A, B, C, D, E, F, G of the second issuance in 2002	Dec. 19, 2002	Dec. 19, 2007	5.10% - floating rate	$ 2,500,000
Type H, I, J of the second issuance in 2002	Dec. 27, 2002	Dec. 27, 2007	5.15% - floating rate	2,500,000
				$ 10,000,000

On January 20, 2003, Fubon Bank's Board of Directors resolved to apply to the Bureau of Monetary Affairs, Ministry of Finance for the issuance of financial bonds amounting to $20,000,000 thousands.

On May 7, June 10, and October 1, 2002, the Company issued the 1st bonds with face value of $5,000,000 thousands, 2nd bonds with face value of $10,000,000 thousands, and 3rd bonds with face value of $5,000,000 thousands, respectively. The 1st bonds will mature in three years and bear interest at 3.2%. The interest is paid annually, and the principal will be paid on the due date. The 2nd bonds will mature in four or five years and bear floating rate. The interest is accrued quarterly or semiannually, and paid semiannually or annually. The principal will be paid on the due date. The 3rd bonds will mature in five years and bear floating rate. The interest is paid semiannually, and the principal will be paid on the due date.

(19) Reserve for Operations and Other Liabilities

Reserve for operations and other liabilities as of December 31, 2002 and 2001, consisted of the following:

	December 31, 2002	December 31, 2001 (Restated)
Reserve for securities default	$ 200,978	200,978
Reserve for trading loss	158,970	59,067
Reserve for bad debt	26,091	16,026
Reserve for losses on contingency	81,236	32,961
Unearned premium reserve	8,460,425	8,159,034
Special claim reserve	6,863,946	7,202,846
Claim reserve	1,885,860	2,053,207
Policy reserve	83,062,484	56,792,237
Reinsurance liability reserve received	546,457	609,771
	$ 101,286,447	75,126,127

(Continued)

(20) Total Shareholders' Equity

1. Common stock

The authorized and issued share capital as of December 31, 2002 and 2001,was $120,000,000 thousands and $82,914,373 thousands, respectively. Pursuant to the business combination, shares of Fubon Securities, Fubon Bank and Fubon Life Assurance were exchanged for shares in Fubon Financial on December 19, 2001. The share exchange ratio of Fubon Securities, Fubon Bank, Fubon Life Assurance, and Fubon Asset Management and Taipeibank with Fubon Financial were 1.5078 shares, 1.7053 shares, 0.7556 shares, 0.3778 shares and 0.8725 shares, respectively.

2. Limits of the distribution of capital surplus and retained earnings

(a) Capital surplus

As of December 31, 2002 and 2001, details of capital surplus were as follows:

	December 31, 2002	December 31, 2001 (Restated)
Additional paid-in capital	$ 15,522,055	15,522,055
Additional paid - in capital adjustments by equity method	36,888	-
Cash dividends received by subsidiaries from the Company	364,594	-
Gain on disposal of treasury stock	8,449	80,339
Asset revaluation surplus	1,104	1,104
Additional paid-in capital from the share exchange	42,882,711	45,581,475
	$ 58,815,801	61,184,973

Pursuant to the ROC Company Law, capital surplus can only be used to offset a deficit or to increase share capital. Capital surplus cannot be distributed as cash dividends. Issuance of new stock from capital surplus can be made only once per year. In addition, the amount to be capitalized cannot exceed ten percentage of the issued share capital.

The additional paid-in capital of par value through exchange of shares was generated from the transfer of the shares of subsidiaries to the Company. In compliance with Item 4 of Article 47 of the Financial Holding Company Law, the portion of additional paid-in capital from the share exchange which comes from the original financial institution's unappropriated retained earnings is allowed to be distributed as cash dividends.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

The details of additional paid-in capital from the share exchange were as follows:

	December 31, 2002	December 31, 2001 (Restated)
Balance as of December 31, 2001	$ 42,040,134	-
Plus: additional paid - in capital from the share exchange	3,259,177	45,584,475
Less: Cash dividend	(2,370,000)	-
Employees' bonuses, etc.	(46,600)	-
	$ 42,882,711	45,581,475

Effective from January 1, 2002, the shares of the Company that the subsidiaries held as investments were treated as treasury stock to meet the requirements of SFAS No. 30, "Treasury Stock", and it is not necessary to retroactively adjust the financial statements for prior years.

Effective from January 1, 2002, accordings to the General Principle of Business Accounting Process, gain on disposal of fixed assets is credited to non-operating income.

The accumulated gain on disposal of fixed assets of $80,339 thousand in 2001 was transferred to retained earnings according to the resolution of the shareholders' meetings on June 10, 2002.

(b) Legal reserve

The ROC Company Law stipulates that the Company must retain 10% of its annual earnings, as defined in the Law, until such retention equals the amount of paid-in capital. The legal reserve shall be used exclusively to cover losses and shall not be distributed as cash dividends, but the legal reserve may be converted to share capital when it reaches an amount equal to at least on-half of paid-in capital. Such distribution may not exceed one-half of legal reserve.

(c) Special reserve

In accordance with SFC regulations, in addition to the legal reserve retained, the Company should provide a special reserve of equal amount for any current year shareholders' equity contra account from current year's earnings after tax or prior years' unappropriated earnings. However, the special reserve of equal amounts for prior years' accumulated shareholders' equity contra accounts should only be provided from prior years' unappropriated earnings. If a reversal of shareholders' equity contra account occurs, the reversed portion of the special reserve could be distributed as dividends.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(d) Distribution of earnings

The Company's articles of incorporation stipulate that the Company's net earnings shall be used to offset prior years' deficits, pay income tax, and provide 10% as legal reserve; the remaining amount is resolved by a shareholders' meeting. When the retained earnings are distributed, the bonus to employees should be at least 0.01% to 0.05% of the total appropriated earings.

The Company distributed employee bonus of NT$500 thousand, cash dividend from unappropriated retained earnings of NT$2,896,668 thousands, and additional paid-in capital from the share exchange of NT$2,370,000 thousands.

The employees' benefits and the directors' and supervisors' compensation from year 2001 earnings are disclosed as follows:

	December 31, 2002
Stock dividends distributed to employees	$ -
Cash dividends distributed to employees	500
Directors' and supervisors' compensation	-
	$ 500
The imputed earnings per share after distributing employees' cash dividends and directors' and supervisors' compensation	$ 0.08

The planned distribution was declared by the Company and is available through the Market Observation Post System.

(e) Dividend policy

Furthermore, considering the profit of shareholders, capital accumulated, and the effects of operation, the Company adopted a stable and balanced dividend policy.

According to the operating program, stock dividends are for the purpose of retaining operating capital. The remainder is distributed in cash, but cash dividends are a minimum of 50% of the dividends declared. Nevertheless, the amount and the type of distribution of dividends mentioned above is in principle. The Company could reconsider the proper dividend policy in light of its operations and capital budget plan for the next year.

(Continued)

(f) Imputation credit account (ICA)

Effective January 1, 1998, the imputed tax system was adopted in the ROC. Under the new tax system, the income tax paid by the Company should be appropriated to the shareholders together with the appropriation of earnings. As a resident of the ROC, a shareholder can use the imputed tax appropriated from the Company as a credit of personal income tax. As of December 31, 2002 and 2001, the balance of the ICA and the imputation tax credit ratio were as follows:

	December 31, 2002	December 31,2001
ICA	$ 471,575	194,057
Imputation tax credit ratio	5.18%	12.40%

The unapproiated retained earnings were as follows:

	December 31, 2002	December 31, 2001 (Restated)
1997 balance	$ 157,175	295,159
1998 and after	9,418,927	5,336,915
	$ 9,576,102	5,632,074

(g) Treasury stock

a. In accordance with SFC regulations and for the purpose of an incentive for employees, the Company's purchases of its outstanding shares were as follows:

Period	Shares of January 1, 2002	Increase	Decrease	Shares of December 31 2002
January 1, ~December 31, 2002 and 2001	$ 86,654	233,965	9,610	311,009

b. According to the SFC, the number of shares of treasury stock can not exceed 10% of the number of shares issued. Moreover, the total value of treasury stock can not exceed the sum of retained earnings, paid-in capital in excess of par value, and realized capital surplus. The Company owned a maximum of 636,981 thousand shares of treasury stock, totaling $15,327,789 thousands, for the period from January 1 to December 31, 2002. Using the outstanding shares on December 31, 2002, as the basis for calculation, the Company could own a maximum of $561,215 thousand shares of treasury stock in the amount of $62,190,798 thousands.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

Capital surplus—gain on disposal of treasury stock amounting to $8,449 thousands was generated from transfer of 9,610 thousands shares to employees of the old Fubon Insurance Co., Ltd.

c. According to SFC regulations, treasury stock can not be pledged for debts. Until the treasury stock is disposed of or transferred to employees, it does not carry any shareholder rights.

d. If the fair value of the shares of the Company which the subsidiaries hold is lower than their book value, the Company should account for the unrealized loss on short-term investment or the unrealized loss on long-term investment under the underlying equity of the investment, and the Company has to retain the same amount of special reserve from unappropriated earnings. If reversal of decline of the stock occurs, the reversed portion of the special reserve could be distributed as dividends. The shares of subsidiaries held that were accounted for as short-term investments had a maximum recovery of unrealized loss equal to the amount as of January 1, 2002.

As of December 31, 2002, treasury stock held subsidiaries by was as follows:

	Shares of subsidiary holdings		Original cost		Gain on disposal of treasury stock	
	Treasury stock	Cross-holding shares	Treasury stock	Cross-holding shares	Treasury stock	Cross-holding shares
Fubon Commercial Bank Co., Ltd.	$ 12,651	41,654	245,332	1,164,335	6,510	-
Fubon Securities Co., Ltd.	78,206	41,352	1,851,377	1,299,056	34,272	-
Fubon Insurance Co., Ltd.	-	91,080	-	2,723,740	-	-
Fubon Life Assurance Co., Ltd.	-	188,961	-	5,022,153	-	-
Fubon Leasing Co., Ltd.	-	9,974	-	383,920	-	-
	$ 90,857	373,021	2,096,709	10,593,204	40,782	-

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(21) Income Tax

The Company is subject to a maximum income tax rate of 25%. Income tax expense for 2002 and 2001 comprised the following:

	For the year ended December 31, 2002	For the year ended December 31, 2001 (Restated)
Current income tax	$ 1,781,365	2,302,995
10% surtax on unappropriated earnings	63,131	57,989
Deferred income tax benefit	(127,317)	(102,311)
Income tax expense	$ 1,717,179	2,258,673

The differences between the income tax expenses calculated by net income before tax and the income tax provision are shown as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2001 (Restated)
Tax expense for pre - tax income	$ 2,544,333	3,130,945
Loss on disposal of trading securities	(1,094,161)	(1,268,449)
Gains on sale of investments	(53,507)	(243,734)
Unrealized (recovery gain) loss on evaluation of short - term investments	518,278	(119,502)
Loss carryforward for five years of subsidiaries	(166,659)	-
Separately taxable interest income from commercial paper	(22,315)	68,972
Dividend income exempt from tax	(93,342)	(32,895)
Sales of land income	(3,188)	-
Gain on long - term investments under equity method	(240,181)	(14,672)
Unrealized loss (gain) on warrant liabilities	(51,656)	441,613
Write - off of the tax withheld on interest income on bonds attributable to period that those bonds were held by other investors	36,147	117,756
Gain on futures contract	-	(431)
Tax - exempt income derived from offshore banking unit	(235,961)	(124,309)
Unrealized (gains) losses on foreign exchange	(24,864)	(63,113)
Loss carryforward for five years	193,969	202,050
Tax effect of pension expense	(6,568)	(12,719)
Amount of allowance for loan losses over the limitation	240,867	36,522

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

	For the year ended December 31, 2002	For the year ended December 31, 2001 (Restated)
Tax credit for expenditure	$ (23,940)	(61,349)
Prior year adjustments	(123,898)	108,525
Allowance for deferred tax assets	231,349	(112,675)
10% surtax on unappropriated earnings	63,131	57,991
Amount of securities losses	-	35,000
Other	29,345	110,147
Income tax expense	$ 1,717,179	2,255,673

The components of deferred income tax (benefit) expense for 2002 were as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2001 (Restated)
Bad debt allowance in reserve (excess of legal limitation)	$ 22,419	62,329
Foreign investment gain recognized by equity method	5,792	(4,600)
Unrealized recovery gain recognized by bonds	7,823	875
Tax credit	44,198	12,292
Unrealized loss on foreign exchange	42,899	(1,757)
Loss carryforward for five years of subsidiaries	(166,659)	-
Loss carryforward for five years	169,852	(68,204)
From deferred income tax assets	523	523
Provision for valuation allowance for deferred tax	(146,323)	(111,256)
Others	(107,841)	7,487
Income tax benefit	$ (127,317)	(102,311)

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

		For the year ended December 31, 2002	For the year ended December 31, 2001 (Restated)
Current:			
Deferred income tax assets	$	292,452	135,007
Deferred allowance for deferred income tax assets		(47,495)	(646)
		244,957	134,361
Deferred income tax liabilities		(53,951)	(12,732)
Deferred income tax assets–current, net	$	191,006	121,629
Non-current:			
Deferred income tax assets	$	1,697,855	1,472,959
Valuation allowance for deferred income tax assets		(526,716)	(583,651)
		1,171,139	889,308
Deferred income tax liabilities		(243,180)	(2,943)
Deferred income tax assets–non-current, net	$	927,959	886,365
Total valuation allowance for deferred income tax assets	$	574,211	584,297

1. The Tax Authority has reviewed the tax return of the original Fubon Insurance Co., Ltd. through 1997. Since the Company and the new Fubon Insurance Co., Ltd. were incorporated on December 19, 2001, no income tax returns have been assessed by the Tax Authority.

2. The National Tax Administration of Taipei has reviewed the tax returns of Fubon Bank through 2000 except for 1999. Tax returns of Fubon Bills Finance, Fubon Leasing, Fu-Yin Insurance Agent Co., Ltd, and Fubon Insurance Agent Co., Ltd have been reviewed to 2000.

3. The ROC income tax authorities have examined and assessed the income tax returns of Fubon Securities for all years through 1999. However, Fubon Securities disagreed with the assessments for 1994, 1995 and 1996, and petitioned the Administrative Court.

4. The income tax returns of Fubon Life Assurance have been assessed by the Tax Authority through 2000. In February 2001, however, the Tax Authority corrected Fubon Life Assurance's 1998 income tax assessment and requested Fubon Life Assurance to return the income tax refund of $2,659 thousands because the Tax Authority thought that the withholding tax on bond interest which was held by the owner prior to Fubon Life Assurance's ownership did not belong to Fubon Life Assurance. Fubon Life Assurance filed a tax appeal in November 2001 in this regard. However, the Ministry of Finance maintained the original decision of the Tax Authority on Apirl 8, 2002. Fubon Life Assurance filed an administrative appeal thereafter. The High Court of Taipei withdrew the original decision on December 31, 2002. According to the resolution, Fubon Life Assurance reversed the withholding tax on bond interest which was held by the owner prior to Fubon Life Assurance as income tax refundable for this year.

(Continued)

5. Income tax returns through 2000 have been examined by the tax authority. In examining the 1998 and 1999 income tax returns, the Tax Authority denied the deductibility of 10% taxes, amounting to $19,167 thousands and $32,059 thousands, respectively, withheld from interest income on bonds held by other investors in a certain period. The Bank has appealed the ax Authority's decision.

   Before the Bank's privatization, its profits or losses had been audited by the Ministry of Audit (MOA) in accordance with the Audit Law. Under this Law, it is the MOA that determines a government-owned enterprise's pretax income. Thus, when the Tax Authority disapproved in 1998 the Bank's claim for creditability of withheld tax, the Bank brought its case before the Ministry of Justice (MOJ). On May 28, 2002, the MOJ overruled the Tax Authority's decision, stating that the Bank's claim was valid because its was based on pretax income determined by the MOA. In light of the MOJ ruling, tax Bank believed that the Tax Authority's disapproval of the Bank's claim for tax creditability for its 1999 returns could also be overturned. Thus, the Bank wrote off the estimated withholding taxes for both 1998 and 1999.

   In addition, the Bank claimed deductibility of similar taxes, amounting to $40,866 thousands, in its 2001 and 2000 returns. The Tax Authority, however, has stuck to its position that taxes withheld from interest income from bonds held by other investors in certain periods are not deductible and have denied other banks' claims for this deductibility. Thus, the Bank accrued liabilities related to the tax assessments in 2001 and also accrued withholding tax of $36,147 thousands in 2002 as income tax expense.

(22) Pension

	For the year ended December 31, 2002	For the year ended December 31, 2001 (Restated)
Benefit obligation:		
Vested benefit obligation	$ (574,820)	(451,911)
Non-vested benefit obligation	(1,491,128)	(1,134,637)
Accumulated benefit obligation	(2,065,948)	(1,586,548)
Effects on increase in future salary level	(897,091)	(909,818)
Projected benefit obligation (PBO)	(2,963,039)	(2,496,366)
Fair value of plan assets	2,203,635	1,740,455
Funding status	(759,404)	(755,911)
Unrecognized net assets at transition	140,389	148,922
Unrecognized prior service cost	136,702	141,761
Unrecognized pension net loss (gain)	(3,335)	93,841
Additional liability	(51,606)	(144,632)
Accrued pension cost	$ (628,102)	(516,019)
Prepaid pension (recorded as other assets - other)	$ 90,848	71,139

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

The balance of the "public pension fund" of the employee retirement benefits was $1,469,658 thousands and $1,191,848 thousands as of December 31, 2002 and 2001, respectively.

For the years ended December 31, 2002 and 2001, net pension costs of the Company were as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2001 (Restated)
Service cost	$ 487,748	512,952
Interest cost	108,638	115,854
Expected return on pension plan assets	(91,300)	(85,960)
Amortization	16,451	21,372
Net pension cost	$ 521,537	564,218

As of December 31, 2002 and 2001, the significant assumptions used in the calculations for the defined benefit plans were as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2001 (Restated)
Discount rate	3.25% ~ 4.00%	4.75% ~ 6.25%
Annual increase in future compensation levels	2.00% ~ 3.00%	2.50% ~ 4.00%
Expected long - term rate of return on assets	3.50% ~ 4.00%	4.00% ~ 6.00%

(23) Derivative Financial Instruments

1. TAIEX index

The Company sells and buys TAIEX index futures contracts in order to hedge the risks associated with the trading of securities.

As of December 31, 2002 and 2001, the Company's outstanding TAIEX index futures contracts were cleared.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(a) TAIEX index futures contracts

Item	2002 Volume	Book value	Fair value
FITX index future	48	$ 42,402	42,288

As of December 31, 2002, the Company's TAIEX index futures contracts were liquidated.

(b) TAIEX index options

The Taiwan Futures Exchange approved the Company to be a market maker for TAIEX options in February 2002. As of December 31, 2002, the Company's outstanding TAIEX index options contracts were as follows:

Item	Holder Seller	Volume	2002	2001
Option TAIEX index Put 4,500	Holder	3	$ 13,800	18,450
Option TAIEX index Put 4,300	Holder	150	22,580	221,250
Option TAIEX index Put 4,400	Holder	171	505,950	555,750
Option TAIEX index Put 4,500	Holder	52	282,100	319,800
Option TAIEX index Call 4,400	Seller	8	$ 34,800	38,800
Option TAIEX index Call 4,300	Seller	100	710,000	775,000
Option TAIEX index Call 4,400	Seller	92	401,300	446,200
Option TAIEX index Call 5,000	Seller	9	42,750	225
Option TAIEX index Call 4,500	Seller	10	114,000	86,000
Option TAIEX index Call 4,500	Seller	17	174,950	169,150
Option TAIEX index Call 4,600	Seller	10	97,500	65,500
Option TAIEX index Call 4,600	Seller	10	$ 125,000	128,500

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

Item	Holder Seller	Volume	2002	2001
Option TAIEX index Call 4,700	Seller	10	87,500	48,500
Option TAIEX index Call 5,000	Seller	30	113,000	53,250

(c) Credit risk

Credit risk is the risk that a counter - party of a futures contract will fail to carry out the trading obligations at the expiry of a contract.

The Company places orders through the central exchange market and closes out the contract before expiry. Therefore, credit risk is low.

(d) Market risk

The Company's dealing in TAIEX index futures is for the purpose of hedging the risks associated with changes in the fair value of trading securities. As a result, gains or losses from dealing in TAIEX index futures should be offset by losses or gains on trading of securities. In addition, the Company's TAIEX index futures position is kept below 20% of the net worth of the Company in accordance with SFC regulations. Therefore, market risk is low.

(e) Liquidity risk:

The outstanding TAIEX index futures position held by the Company can be closed-out at a reasonable value through the open market. As a result, liquidity risk is low.

(f) Requirement for cash flows

The Company pays initial margins for the TAIEX index futures contracts. Thereafter, the Company pays maintenance margins based on the fair market value multiplied by a certain maintenance rate set by TAIMEX. However, the Company had excess margin deposits for such futures contracts as of December 31, 2002 and 2001.

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(g) Net gains from dealing in TAIEX index futures contracts for the periods ended December 31, 2001 and 2002, were as follows:

		2002	2001
Futures contract gain — unrealized	$	63	-
Futures contract loss — realized		(2,009)	(20,476)
	$	(1,946)	(20,476)

2. Derivative financial instruments — interest rate swaps

The Company entered into interest rate swap contracts to manage against interest rate fluctuations.

Contract amount

As of December 30, 2002, the outstanding contract amounts and maturity dates were as follows:

Bank	Trading item	Nominal principal	Fixed rate %	Floating rate %	Payment date	Due date
Citibank, Taipei Branch	Paying floating rate and receiving fixed rate	$ 300,000,000	3.35%	90-day NTD Secondary Money Market Middle Rate	Quarterly	February 22, 2005
Citibank, Taipei Branch	Paying fixed rate and receiving floating rate	500,000,000	3.10%	90-day NTD Secondary Money Market Middle Rate	Quarterly	March 22, 2004
HSBC, Taipei Branch	Paying fixed rate and receiving floating rate	300,000,000	2.94%	90day NTD Secondary Money Market Middle Rate	Quarterly	March 7, 2004
Citibank Taipei Branch	Paying fixed rate and receiving floating rate	200,000,000	4.51%	90-day NTD Secondary Money Market Middle Rate	Quarterly	May 7, 2006
HSBC, Taipei Branch	Paying fixed rate and receiving floating rate	200,000,000	4.49%	90-day NTD Secondary Money Market Middle Rate	Quarterly	May 8, 2006

(Continued)

Bank	Trading item	Nominal principal	Fixed rate %	Floating rate %	Payment date	Due date
Citibank Taipei Branch	Paying fixed rate and receiving floating rate	$ 300,000,000	4.03%	90-day NTD Secondary Money Market Middle Rate	Quarterly	March 15, 2006
HSBC, Taipei Branch	Paying fixed rate and receiving floating rate	500,000,000	4.28%	90-day NTD Secondary Money Market Middle Rate	Quarterly	April 4, 2007

3. Derivative financial instruments－assets swap

The Company was party to a convertible bond Assets swap as of December 31, 2002, yet engaged in a put option amounting to $790,000 thousands. Since the counterpart has good credit, it was anticipated that no significant credit risk would occur from these transactions. Net gain and loss from derivative financial instruments was $14,447 thousands and $118,847 thousands, respectively, for the year ended December 31, 2002. Net derivative financial instruments－Assets swap was $109,601 thousands on December 31, 2002.

4. Derivative financial instruments－Convertible bonds options

The Company is party to convertible bond option transactions. As of December 31, 2002, the notional amounts of options amounted to $1,120,000 thousands. Since the counterpart has good credit, it was anticipated that no significant credit risk would occur from these transactions. As of December 31, 2002, the derivative financial instruments' liabilities for put options related to convertible bonds option were $185,101 thousands. For the year ended December 31, 2002, the loss from derivative financial instruments resulting from evaluation of the convertible bond options was $97,351 thousands.

5. Contracts for foreign exchange and swaps

Pursuant to the "Appointed Bank Regulation" established by the Central Bank of China, the Company is eligible to engage in forward and swap foreign currency transactions and interest rate swap transactions on behalf of its customers and for its own hedging purposes. The maximum maturity period per contract is one year.

(Continued)

The primary objective of holding forward contracts for hedging purposes is to limit exchange rate and interest rate exposures related to assets and liabilities denominated in foreign currencies and foreign currency commitments, and bearing fixed interest rates. In order to be highly effective in achieving offsetting changes in fair market value attributable to the hedged risk, the Company designates derivative instruments negatively correlated to the proportionate changes in the fair market value of hedged item as hedging tools. Moreover, the positions are monitored on a timely basis.

The Company's exposure to credit risk from financial instruments is measured based on guidelines set by the MOF. The credit risk amount, accounting for potential market risk and credit risk and measured at fair market value, represents the possibility that an accounting loss to the Company may occur as a direct result of the counterparts' failure to meet their contractual obligations. To limit credit exposure arising from such transactions, the Company evaluates the credit standing of the counterparts in accordance with the Company's policies and procedures for credit monitoring and approval.

The Company only maintains transactions with counterparts who are well-known financial institutions with excellent credit standing. Consequently, the Company does not anticipate any significant credit risk.

The exchange rate risk and interest rate risk exposure derived from future foreign currency fluctuations and interest rate changes are expected to be offset by the effects of such changes on hedged transactions. Hence, market price risk is not expected to be material.

The Company uses foreign exchange forward, interest rate swap, foreign currency swap, cross-currency swap, and foreign currency option contracts as hedge instruments for clients' foreign currency and interest rate exposures, which pertained primarily to import obligations, export receipts, and their remittances. The Company also uses interest rate swaps, asset swaps, and foreign currency option contracts as an end-user in connection with its risk management activities, primarily to hedge against its interest rate and exchange rate exposures on its foreign currency assets or liabilities. The Company's hedge strategy is to use instruments that offset the fluctuations in their fair values with the changes in the fair values of the underlying exposures. It also periodically evaluates the effectiveness of the instrument.

Credit risk is the exposure to loss in the event of nonperformance by the other party to the transactions. Thus, the Company reviews each customer's credit history and credit rating before approving the financial instrument arrangement and the credit limit. An appropriate guarantee would be required from the customer. If the customer is another bank, it would be evaluated on the basis of its world ranking and credit rating.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

Taipeibank uses foreign exchange forward, interest rate swap, foreign currency swap, cross-currency swap, and foreign currency option contracts as hedge instruments for clients foreign currency and interest rate exposures, which pertained primarily to import obligations, export receipts and their remittances. Taipeibank also uses interest rate swaps, assets swaps, and foreign currency option contracts as an end-user in connection with its risk management activities, primarily as to hedge against its interest rate and exchange rate exposures on its foreign currency assets or liabilities. Taipeibanks' hedge strategy is to use instruments that offset the fluctuations in their fair values with the changes in the fair values of the underlying exposures. It also periodically evaluates the effectiveness of the instrument.

Credit risk is the exposure to loss in the event of nonperformance by the other party to the transactions. Thus, Taipeibank reviews each customer's credit history and credit rating before approving the financial instrument arrangement and the credit limit. An appropriate guarantee would be required from the customer. If the customer is another bank, it would be evaluated on the basis of its world ranking and credit rating.

(a) Derivative financial instruments held or issued on behalf of customers

a. Notional amount and credit risk amount

	December 31, 2002		December 31, 2001 (Restated)	
Financial instruments	**Notional amount**	**Credit risk amount**	**Notional amount**	**Credit risk amount**
Forward contracts	$ 6,319,428	117,956	3,943,913	37,487
Foreign currency swap contract	12,275,715	20,951	6,037,366	19,749
Cross-currency swap contract	776,775	-	776,775	-
Interest rate swap	8,198,280	50,339	100,000	-
Foreign currency option contract				
-Long option	3,046,607	56,005	2,097,852	24,562
-Short option	3,580,627	-	2,442,159	-

b. The Company expects to engage in approximately NT$1,106,004 thousands (unaudited) notional amount of derivative financial instrument contracts on behalf of customers for the year ended December 31, 2003.

c. For the years ended December 31, 2002 and 2001, the Company had transactional exchange gains amounting to $37,273 thousands and $1,441 thousands, respectively, for forward transactions.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

d. The amounts of assets and liabilities recorded by the Company related to derivative financial instruments entered into on behalf of clients as of December 31, 2002 and 2001, were as follows:

	December 31, 2002 Book value	December 31, 2001 (Restated) Book value
Currency bought:		
Forward proceeds receivable — foreign currencies	$ 3,535	17,846
Forward exchange settlement payable	232	12,162
Currency sold:		
Forward proceeds receivable	-	1,522
Forward exchange settlement payable — foreign currencies	98	4,283

(b) Derivative financial instruments held or issued for hedging purposes

a. Nominal amount, and credit risk

		December 31, 2002			December 31, 2001 (Restated)	
Financial instruments		Notional amount	Credit risk amount		Notional amount	Credit risk amount
Foreign exchange swap contracts	$	5,392,513	17,802		14,141,038	29,474
Interest rate swap contracts of assets		5,550,151	10,678		3,234,178	8,821
Interest rate swap contract		40,800,000	1,406,356		1,700,000	46,622
Non-delivery deposit forward (NDF) contract		1,043	208		105,021	210
Foreign currency option contract — long option		-	-		1,050,210	1,582
Forward exchange swap contracts		812,809	1,665		-	-
Forward exchange swap contracts — USD	USD	624,000	-	USD	70,000	-

b. The Company expects to engage in derivative financial instrument contracts on behalf of customers with notional amounts of approximately $15,555,142 thousands (unaudited) and $19,129,000 thousands (unaudited) for the years ending December 31, 2003 and 2004, respectively.

(Continued)

The Company is engaged in interest rate swap contracts of assets. The Company gives up the increase in bond price in the future to exchange a fixed interest rate for a floating rate. The Company's expected future net cash flows are US$5,000 thousands in 2003, US$13,000 thousands and NT$25,000 thousands in 2004, and US$93,000 thousands in 2007.

The Company forecasted its working capital is adequate to meet its operating needs. On that account, there is no significant need for cash. In addition, the exchange rate was fixed for the foreign exchange swap contracts, and the Company does not anticipate any significant cash flow risk.

c. For the years ended December 31, 2002 and 2001, the Company had interest income from hedging-purpose derivative transactions amounting to $133,711 thousands and $94,566 thousands, respectively, and interest expense amounting to $39,003 thousands and $74,094 thousands, respectively.

d. As of December 31, 2002 and 2001, the asset swap contracts involving convertible bonds with redemption premiums required the Company to pay a redemption premium amounting to $133,712 thousands and $139,305 thousands, respectively, if the issuers of the bonds default on their obligation.

e. The amounts of assets and liabilities recorded by the Company related to derivative financial instruments entered for hedging-purpose derivative transactions as of December 31, 2002 and 2001, were as follows:

	December 31, 2002 Book value	December 31, 2001 (Restated) Book value
Currency bought:		
Forward proceeds receivable — foreign currencies	$ 2,046,086	21,208
Forward exchange settlement payable	1,471,614	-
Currency sold:		
Forward exchange settlement payable — foreign currencies	20,443,693	2,624,729
Forward proceeds receivable	19,607,699	2,417,040
Premium on sale of forward contracts	20,826	-

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

f. Options

The Company engaged in options transactions to comply with the new business of combined foreign currency deposits. Depositors include savings deposit clients and internationally well-known banks, who have to qualify under the risk management assessment of the Company. The deposit clients are those who deposit their principal in the Company and use the interest earned to buy the option. Therefore, credit risk is very low. In order to eliminate potential market risk, the Company will buy opposite options at the same time the clients buy their options.

For the years ended December 31, 2002 and 2001, the service revenues resulting from the options transactsions were $11,533 thousands and $364 thousands, respectively, and expenses were $9,718 thousand and $364 thousands, respectively. The contract amounts of call options and put options related to such deposit products were both US$3,000 thousand and US$113 thousands for the years ended December 31, 2001 and 2002, respectively.

(c) Capital at risk

Based on a formula established by the Ministry of Finance, the Company's capital at risk measure is based on the long and short position of the Company's assets and liabilities denominated in foreign currency at the balance sheet date:

	December 31, 2002	December 31, 2001
Exchange rate capital at risk value	$ 17,368	122,148
Interest rate capital at risk value	482,209	806,480

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

3. Financial Instruments

Fair market values of financial instruments determined as of December 31, 2002 and 2001, were as follows:

	December 31, 2002		December 31, 2001 (Restated)	
Non-derivative	**Book value**	**Fair value**	**Book value**	**Fair value**
Assets:				
Fair value equal to book value of assets	794,172,735	794,172,735	731,266,252	731,266,252
Short-term investments	41,374,975	41,396,477	90,108,252	20,174,022
Trading securities	24,138,937	24,138,937	25,934,665	26,292,693
Securities purchased	103,775,393	105,076,320	110,521,478	112,686,977
Loans (net of non-accrual loans)	142,278,365	141,542,343	140,863,185	140,863,185
Investments in shares of stock	75,764,413	76,038,641	126,799,605	127,976,667
Investment in bonds	9,053,682	10,029,507	6,102,974	6,130,044
Deposits – operating guarantee and deposits – exchange clearing	231,554	270,662	233,907	268,937
Liabilities:				
Fair value equal to book value of liabilities	156,866,932	156,866,932	116,937,285	116,937,285
Deposits	726,335,672	726,335,672	761,087,814	761,087,814
Convertible Bonds payable	15,287,623	15,287,623	-	-

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

The methods and assumptions for estimating the fair value of non-derivative financial instruments are as follows:

(a) Short-term financial instruments are stated at their book value on the balance sheet. Because the maturity date of those kinds of instruments are very close to the balance sheet date, it is reasonable that their book values are equal to their fair values. That assumption is used in evaluation of the following accounts: cash and cash equivalents, due from banks, due from CBC, receivables (excluding long-term forward contracts and cross currency swaps), brokering transaction accounts, margin loans receivable, refinance deposits receivable, notes receivable, accounts receivable, restricted time deposits other receivables, settlement and clearing funds, business guarantee deposits, due to Central Bank, due to banks (excluding short-term forward exchange contracts, FX, swap contracts, and cross-currency swaps), commercial paper payable, due from central bank, due from banks (excluding long-term forward exchange contracts, FX Swap contracts and cross currency swaps) short-term borrowings, notes payable, accounts payable, income tax payable, deposit-in, other payables, and pension liabilities. For those short-term instruments, the book value is a reasonable estimate of fair market value because of the short maturity of those instruments.

(b) The fair market value of short-term investments was based on either the end-of-month average quoted closing price of the reported accounting period or the latest settlement price at the end of the fiscal year. The fair market value of open-end mutual funds was measured by the net asset value of the mutual funds on the balance sheet date. If a quoted market price was not available, a reasonable estimate of fair market value was based on financal or other data.

(c) If trading securities and short-term investments have a market value, it will be equal to their book value. If there is no market value, the fair value will be their book value on the balance sheet.

(d) The fair market values of loans do not enter into fixed-rate loans, and as a result and in consideration of the overall maturities of such loans, the net book value of loans is deemed the best approximation of fair value in the circumstances.

(e) If the items used for refundable deposits have a market value, that will be their fair value. If there is no market value, their fair value is equal to the book value.

(f) The market interest rates of long-term debt investments could not be obtained. As a result, the Company evaluated their fair value based on the issuers' creditability and collectibility.

(g) If long-term equity investments have a market value, that will be their fair value. But the long-term equity investments of the Company are not traded on the open market; accordingly, their fair value is equal to their book value.

(h) Deposits with bonds should be based on quoted market prices, and the other deposits are based on carrying values.

(Continued)

(i) A significant portion of the Company's deposit liabilities are made with floating interest rates, and the maturities for most deposit liabilities were less than one year. As a result, management believes the book value is reasonable estimate of fair value.

(j) The fair value of derivatives is under the assumption that the contracts are terminated at the balance sheet date. These amounts include unrealized gain or loss.

(24) Related－Party Transactions

1. Name and relationship of related party

The following companies represent r parties elated to the Company that are not consolidated or accounted for under the equity method of accounting. These companies are considered related parties due to significant common shareholder ownership.

Name of related party	Relationship with the Company
Fubon Construction Management Co., Ltd.	An affiliate
Fubon Direct Marketing Consulting Co., Ltd.	An affiliate
Fubon Property Management Co., Ltd.	An affiliate
Fubon Securities Finance Co., Ltd.	An affiliate
Fubon Land Development Co., Ltd.	An affiliate
Fubon Technology Consulting Co., Ltd	An affiliate
Fubon Venture Capital Co., Ltd.	An affiliate
Sinostar Capital Inc	An affiliate
Fu-An Leasing Co., Ltd.	An affiliate
Fubon Entertainment Co., Ltd.	An affiliate
Taiwan High Speed Rail Co., Ltd.	An affiliate
Fubon Charity Foundation	An affiliate
Fubon Culture and Education Foundation	An affiliate
Fubon Art Foundation	An affiliate
Chung Hsing Land Development Co., Ltd.	A major stockholder of the Company

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

Name of related party	Relationship with the Company
Ming Tong Co., Ltd	A major stockholder of the Company
Tao Yin Co., Ltd.	A major stockholder of the Company
Citibank Co., Ltd.	An affiliate
Citi Securities Co., Ltd.	An affiliate
Citi Insurance Agent Co., Ltd.	An affiliate
International Investment Trust Co., Ltd.	An affiliate
Taiwan Cellular Co., Ltd.	An affiliate
Taipei City Government (TCG)	Major shareholder of parent company
Others	Directors, supervisors, managers and their relatives; investees under equity method

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

2. Significant transactions with related parties for the years ended December 31, 2002 and 2001, are summarized as follows:

   (a) Premium revenue and premium receivable

	Premium Revenue		Premium Receivable	
	91.12.31	90.12.31	91.12.31	90.12.31
Chung Hsing Land Development Co., Ltd.	$ 661	702	-	83
Tao Yin Co., Ltd.	632	435	472	3
Ming Tong Co., Ltd.	323	595	108	21
Fubon Securities Finance Co., Ltd.	648	778	30	54
Fubon Direct Marketing Consulting Co., Ltd.	3,746	2,198	-	262
Fubon Land Development Co., Ltd.	892	1,532	204	-
Citibank Co., Ltd.	381	487	-	-
Fu-An Leasing Co., Ltd.	60	13	-	2
Fubon Construction Management Co., Ltd.	112	80	-	-
Sinostar Capital Inc.	254	229	-	-
Fubon Property Management Co., Ltd.	809	714	-	-
Tiawan High Speed Rail Co., Ltd.	4,256	2,669	-	-
	$ 12,774	10,432	814	425

The terms of transactions were similar to those with non-related parties.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(b) Rental revenue and deposit

	For the year ended December 31 2002	For the year ended December 31 2001
Rental revenue:		
Tao Yin Co., Ltd.	$ 2,649	2,649
Ming Tong Co., Ltd.	2,649	2,649
Fubon Securities Finance Co., Ltd.	1,770	1,776
Fubon Direct Marketing consulting Co., Ltd.	15,756	12,962
Fubon Culture and Education Foundation	886	886
Fubon Charity Foundation	886	886
Taiwan Cellular Co., Ltd.	671	-
Fubon Land Development Co., Ltd.	-	35
	$ 25,267	21,843

	December 31 2002	December 31 2001
Deposit:		
Tao Yin Co., Ltd.	$ 400	400
Ming Tong Co., Ltd.	400	400
Fubon Securities Finance Co., Ltd.	400	470
Fubon Direct Marketing consulting Co., Ltd.	1,833	1,833
	$ 3,033	3,103

(c) Rental expense and refundable deposits

	For the year ended December 31 2002	For the year ended December 31 2001
Rental expense:		
Ming Tong Co., Ltd.	$ 120,708	119,183
Tao Yin Co., Ltd.	67,932	77,204
Fubon Land Development Co., Ltd.	582	-
Chung Hsing Development Co., Ltd.	72,597	88,856
Others	8,843	7,472
	$ 270,662	292,715

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

	December 31 2002	December 31 2001
Refundable deposits:		
Ming Tong Co., Ltd.	$ 13,339	14,371
Tao Yin Co., Ltd.	8,865	8,865
Chung Hsing Development Co., Ltd.	4,054	4,054
Others	2,074	1,042
	$ 28,332	28,332

All the above leases were operating leases. The terms of the transactions are similar to those with non-related parties.

(d) Deposits accepted

Name	December 31, 2002		December 31, 2001 (Restated)	
	Balance as of December 31	Interest rate range	Balance as of December 31	Interest rate range
Taipei City Government	$ -	-	76,669,183	0~6.15%
Others (No single related party does not account for more than 10% of total deposits)	42,441,820	0~13.00%	12,143,172	0~13.00%
	$ 42,441,820		88,812,355	

The interest rate paid on deposits held by Fubon Bank's directors, supervisors, and managers up to a maximum of NT$480 thousand was according to a per annum fixed rate of 13% and to the two-year time savings deposit interest rate plus 5% per annum for the years ended December 31, 2001 and 2002, respectively. The part of deposit exceeding NT$480 thousand will earn interest calculated at the demand savings rate.

The interest rates and other terms provided to the other related parties are the same as those offered to the general public.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(e) Loans

Name	December 31, 2002 Balance as of December 31, 2002	December 31, 2002 Interest rate range	December 31, 2001 (Restated) Balance as of December 31, 2001	December 31, 2001 (Restated) Interest rate range
Taipei city Government	$ 79,167,957	2.27%~ 5.97%	98,386,624	2.85%~ 7.55%
Others (No single related party accounts for more than 10% of total loans,)	1,406,894	2.13%~ 8.25%	652,369	2.25%~ 8.67%
	$ 80,574,851		99,038,993	

Loans of Fubon Bank to the above related parties are under the same terms as those for other customers except for the interest on employee loans, which was 5.26%~6.76% and 3.40%~7.65% for the years ended December 31, 2002 and 201, respectively.

For the years ended December 31, 2002 and 2001, Taipeibank received service fees of $103,024 thousands and $122,352 thousands, respectively, from the Taipei City Government for its handling of loans to government employees and teachers and housing loans to various individuals.

In compliance with the Banking Law, except for consumer loans and government loans, credits extended by Taipeibank to any related party should be 100% secured, and the term of credits extended to related parties should be similar to those extended to non-related parites.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(f) Short-term investments

Short-term investments under repurchase or resale agreements as of December 31, 2002 and 2001, were as follows:

a. Repurchase and resale agreements

		2002			
		Repurchase		Resale	
Name	Transaction type	Selling price	Repurchase price	Purchases price	Resale price
Others (No single related party accounts for more than 10% of total transaction Amount.)	Bonds and commercial paper	$ 35,051,935	35,288,417	1,649,734	1,650,892

		2001			
		Repurchase		Resale	
Name	Transaction type	Selling price	Repurchase price	Purchase price	Resale price
Others (No single related party accounts for more than 10% of total transaction Amount.)	Bonds and commercial paper	$ 61,323,413	62,098,080	3,723,210	3,724,986

Terms are the same as those for other customers.

b. Purchase or sale agreements

		2002	
Name	Transaction type	Purchase transaction price	Sale transaction price
Others (No single related party accounts for more than 10% of total transaction amount.)	Bonds and commercial paper	$ 117,609,618	105,069,334

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

Name	Transaction type	2001 Purchase transaction price	Sale transaction price
Salomon Smith Barney Securities, Taiwan Limited	Bonds	$ 36,678,892	-
Others (No single related party accounts for more than 10% of total transaction amount.)	Bonds and commercial paper	73,913,895	77,990,301

Terms are the same as those for other customers.

(g) Due from related parties

a. Fubon Bank's due from related parties and related interest revenue and as of for the years ended December 31, 2002 and 2001, were as follows:

Name		Highest balance for the year 2002	Balance as of December 31, 2002	Maximum limit	Interest rate %	Interest revenue
Citibank	NT$	50,000	50,000	2,000,000	1.43	29
Citibank	US$	284,279	-	490,000	2.00~2.19	2,144

Name		Highest balance for the year 2001	Balance as of December 31, 2001	Maximum limit	Interest rate %	Interest revenue
Citibank	NT$	600,000	-	2,000,000	2.42~3.45	164
Citibank	US$	333,238	284,279	479,000	1.87~6.71	6,297

The board of directors of Fubon Bank approved the above transactions. Terms are the same as those for other customers.

(Continued)

b. Fubon Bank's due to related parties as of December 31, 2002, was as follows:

Name	Highest balance for the year 2002	Balance on December 31, 2002	Interest rate %	Interest Expense
Citibank	US$ 8,900	5,000	1.39~1.86	38

(h) Trading contracts for derivatives held or issued by Fubon Bank and related parties as of December 31, 2002 and 2001, were as follows:

Name	Financial instruments	2002 Amount		2002 Limitation	
Citibank	Swap foreign currency transaction contracts	US$	20,000	US$	240,000
Citibank	Interest rate swap contracts of assets	US$	55,000		-
Citibank	Interest rate swap contracts	NT$	3,500,000	US$	160,000
Citibank	Spot foreign currency transaction contracts	HKD	2,340	US$	240,000
		JPY	35,538	US$	240,000
		US$	20,426	US$	240,000

Name	Financial instruments	2001 Amount		2001 Limitation	
Citibank	Swap foreign currency transaction contracts	US$	363,238	US$	579,000
Citibank	Interest rate swap contracts of assets	US$	4,000		-

For spot foreign currency transaction contracts held or issued by Fubon Bank and Citibank, the common limitation is US$240,000 thousands.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(i) Bond transactions

a. Bond repurchase transactions

Name of related party	Dealing amount	Interest expense	As of December 31, 2001, bonds sold under agreements to repurchase
Others	$ 2,057,776	7,503	-

(j) Securities refinancing transactions

	2002			
Name of related party	Refinancing amount	Interest revenue	Securities refinancing ending balance	Securities refinance margin deposits ending balance
Fubon Securities Finance Co., Ltd.	$ 247,949	356	31,052	683

	2001			
Name of related party	Refinancing amount	Interest revenue	Securities refinancing ending balance	Securities refinance margin deposits ending balance
Fubon Securities Finance Co., Ltd.	$ 59,084	6	12,748	1,771

(k) Commission expense

Name of related party	2002	2001
Citi Insurance Agency Co., Ltd.	$ 325,155	230,290
Citibank Co., Ltd.	11,669	12,115
	$ 336,824	242,405

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(l) Other expenses payable to related parties

Name of related party	Item	2002	2001
Fubon Direct Marketing Consulting Co., Ltd.	Adverting expense, consulting fee	$ 22,312	$ 100,235
Fubon Technology Consulting Co., Ltd.	Consulting fee, other	4,978	5,175
Fubon Land Development Co., Ltd.	Consulting fee, other	12,864	840
Fubon Construction Management Co., Ltd.	Consulting fee, other	4,332	5,827
Fubon Charity Foundation	Donations	37,863	22,137
Fubon Art Foundation	Donations	4,618	2,200
Fubon Culture and Education Foundation	Donations	400	1,000
Taiwan Cellular Co., Ltd.		671	2,512
Fubon Property Management Co., Ltd.	Other expenses	5,185	-
Sinostar Capital Inc.	Other expenses	4,200	3,850
Other	Other expenses	18,345	15,800
		$ 115,768	159,576

(m) The Company and subsidiaries purchased certain funds from Fubon Securities Investment Trust Co., Ltd. as follows:

Item	2002	2001
Fubon Ju-I Fund	$ -	730,000
Fubon Ju-II Fund	3,164,000	1,289,000
Fubon Precision Fund	174,487	174,487
Fubon Supreme Fund	121,260	121,260
Fubon OTC Fund	562,743	562,743
Fubon Fubon Fund	702,658	702,658
Fubon Future Fund	-	125,000
Fubon Value Fund	56,024	56,024
Fubon Technology Fund	159,000	9,000
Fubon Aggressive Growth Fund	125,340	100,340
Fubon Asia Technology Fund	150,000	150,000
Fubon Internet Fund	100,000	200,000
Fubon Champion Fund	65,877	65,877
Fubon Millennium Dragon Fund	-	501,169
Fubon Global Tri-Sector Fund	180,000	-
Balanced Fund	20,000	20,000
International Fixed Income Fund	-	6,011
Wan Pao Fund	150,000	-
	$ 5,731,389	4,813,569

(Continued)

(n) The Company's collateral loans to related parties its were as follows:

a. Long-term collateral loans

	2002			
	Maximum amount	**Ending balance**	**Annual interest rate**	**Total interest**
Others	$ 9,281	5,532	4.25~7.35%	299

	2001			
	Maximum amount	**Ending balance**	**Annual interest rate**	**Total interest**
Others	$ 9,700	9,281	5.94~7.35%	653

b. Fubon Life Assurance's long-term secured loans were loans granted to related parties and bore negotiated interest rates which were above the bank interest rates for long-term loans. The terms of the loans were considered as normal. The market value of loan collateral measured by Fubon Life Assurance was greater than the loan amount; thus, the collectibility of the loans is ensured.

c. Policy loans

	2002			
	Maximum amount	**Ending balance**	**Annual interest rate**	**Total interest**
Others	$ 1,387	1,387	6.75~7.41%	49

	2001			
	Maximum amount	**Ending balance**	**Annual interest rate**	**Total interest**
Others	$ 1,003	1,003	5.13~7.68%	62

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

d. Fubon Life Assurance's policy loans were loans granted to related parties and bore interest rates which were the greater of the expected rate plus 0.5% or the average interest rate of domestic banks. The term of the loans were considered as normal. The loan is granted within certain proportion of total policy reserve, thus the collectibility of the loan is ensured.

(o) Other items

In 2001, Fubon Insurance had a construction contract with Fubon Land Development Co., Ltd. to develop a piece of land in Taipei. The Company is responsible for funding 51.16% of the construction.

(25) Pledged Assets

As of December 31, 2002 and 2001, the book values of pledged assets were as follows:

Pledged assets	Pledged to secure	December 31, 2002	December 31, 2001 (Restated)
Government bonds	Guarantee deposits	$ 4,135,097	4,012,110
Government bonds	Deposits	102,840	64,545
Financial bills	Guarantee deposits	40,134	40,261
Time deposits	Guarantee deposits	20,613	3,045
Time deposits	Bank loan	221,000	518,000
Time deposits	Bank loan	50,000	-
Time deposits	Corporate bond bank loan	158,300	-
Time deposits	Operating deposits	10,300	6,250
Cash-negotiable certificates of deposit	Refundable deposits	10,050,000	530,000
Transferable time deposits	Corporate bond	-	158,300
Short-term investment	Bank loan	1,967,228	1,505,357
Trading securities	Commercial paper payable	1,015,087	1,007,863
Corporate bonds	Commercial paper payable and guarantee deposits	85,000	220,000
Land and buildings	Bank loan	1,461,816	1,157,289
Leased assets–land and buildings	Bank loan	214,080	70,341
Dilapidated assets–buildings	Bank loan	77,432	2,610
Securities purchased	Refundable deposits	1,462,799	928,665
Long-term bond investment	Refundable deposits	4,478	22,829
		$ 21,076,204	10,247,465

1. Pledged assets mostly are government treasury bills and deposits with the Central Bank of China as insurance guarantee required by the Insurance Law.

(Continued)

2. The above negotiable certificates of deposit were provided as collateral for the same-day overdraft in joining the Central Bank's Real-time Gross Settlement (RTGS) clearing system, and the pledged amount is adjustable based on the overdraft amount.

3. Securities purchased and investment in bonds were deposited with the

   (a) courts of justice pursuant to various overdue loan collection cases;

   (b) National Credit Card Center to secure its potential obligations arising from its credit card activities;

   (c) Central Bank of China to secure its potential obligations pursuant to its trust activities.

4. Pledged or mortgaged assets are presented at their book value.

(26) Contingent Liabilities and Commitments

1. Guarantees and letters of credit

   As of December 31, 2002 and 2001, the Company had the following credit related to off-balance-sheet liabilities and commitments:

	December 31, 2002	December 31, 2001
Guarantees issued	$ 23,605,208	27,571,540
Unused customer liabilities under letters of credit	2,067,824	2,291,216
Loan commitments	47,719,975	41,235,309
Credit card commitments	251,580,554	121,904,300
Commercial paper, financial guarantees, and standby letter of credit commitments	6,578,724	8,874,803
Guaranteed notes outside the Bank	1,316,100	1,062,300
Forward commitments to repurchase bonds and securities	45,137,680	51,762,581
Contracted for the resale of bonds and securities	7,507,120	2,766,529

(Continued)

Fubon Bank anticipates that not all of the above commitments will be utilized before the agreed-upon expiration or other termination clauses. The amount of unused commitment does not necessarily represent future funding requirements. For that reason, the nominal amount of the contract does not represent the amount of Fubon Bank's exposure to credit risk. The amount is potentially subject to credit risk arising from the possible inability of counterparts to meet the terms of contracts and deterioration in the collateral against such commitments.

Before entering into loan commitments, commercial paper arrangements, financial guarantees, or letters of credit, Fubon Bank evaluated the credit standing of counterparts. Certain counterparts were required to maintain collateral (in the form of cash, inventory, or marketable securities) for all or part of the exposures prior to the approval and authorization process. Fubon Bank has the right to dispose of the collateral in case of default. Loan commitments with related collateral values (as determined by Fubon Bank) equal to or exceeding such commitment amounts were 58.87% and 66.59% of all loan commitments as of December 31, 2002 and 2001, respectively.

Before entering into loan commitments, Fubon Bank's credit card holders were not required to maintain collateral for the lines of credit committed by Fubon Bank. Fubon Bank evaluates the present creditworthiness of the cardholders regularly, and would adjust their credit lines if there were a material deterioration in the creditworthiness of the cardholders.

For the years ended December 31, 2002 and 2001, the majority of Fubon Bank's credit commitments expired within one year and were in the 3.15%~13.91% and 4.89%~12.19% interest rate range, respectively. The interest rate for the credit card receivables at December 31, 2002, were up to 19.69%. Fubon Bank's financial guarantees and letters of credit were conditional commitments to guarantee performance to third parties. These guarantee agreements primarily have expiration periods of up to one year, and the expiration dates were not concentrated in any specific period.

2. Litigation

Fubon Bank is party to litigation arising in the normal course of its business. The management of Fubon Bank has analyzed such matters and does not consider that it is currently necessary to provide for or disclose specific matters related to such litigation in these financial statements, as management believes such are not material.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

3. Operating leases

(a) The longest lease terms for the Company and its subsidiaries are about 5 years.

As of December 31, 2002, the estimated future minimum lease payments under the lease contracts were as follows:

Fiscal year	Amount
From January 1 to December 31, 2003	$ 741,700
From January 1 to December 31, 2004	545,250
From January 1 to December 31, 2005	427,497
From January 1 to December 31, 2006	276,018
From January 1 to December 31, 2007	136,219
	$ 2,126,684

4. Legal matters of Fubon Life Assurance Co., Ltd.

(a) As of December 31, 2002, Fubon Life Assurance had operating lease contracts for its offices which will expire throughout 2004. The minimum future rental commitments under these contracts amounted to approximately $112,850 thousands.

(b) As of December 31, 2002, Fubon Life Assurance had 18 insurance lawsuits and was required to pay total indemnities of approximately $92,929 thousands which had been accrued in the accounts. These lawsuits are still pending with the district court of appeal and had not been resolved as of December 31, 2002.

(c) Four former employees of Fubon Life Assurance filed a lawsuit against Fubon Life Assurance to claim sseverance benefits of $4,076 thousands. The court ruled agains Fubon Life Assurance in the second instance and entered judgement in the amount of $2,022 thousands. Fubon Life Assurance has appealed to the court and is waiting for the outcome of the appeal process.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

5. Trust-related activities

   Fubon Bank and its subsidiaries undertake certain trust and custodial activities on behalf of their clients. As of December 31, 2002 and 2001, off-balance-sheet amounts related to such activities were as follows:

	December 31, 2002	December 31, 2001
Custodial collections receivable	$ 21,628,938	22,409,363
Balances of traveler's checks received on consignment	245,114	387,774
Assets that resulted from various trust agencies	33,383,134	22,866,633
Held by Fubon Bank and Fubon Bills Finance for safe custody	289,551,993	276,829,329
Intermediary for book-entry government bonds	42,536,500	44,691,500

6. Legal letters of Fubon Insurance Co., Ltd.

   (a) As of December 31, 2002, Fubon Insurance Co., Ltd. had several insurance disputes and was required to pay indemnities amounting to approximately NT$1,400,103 thousands, of which approximately $856,436 thousand dollars was reinsured. The difference related to their claim had been accrued. These cases are still pending with the district court of appeal and had not been resolved as of December 31, 2002.

   (b) Fubon Insurance disagreed with the fine imposed by the Tax Authority amounting to $10,722 thousand dollars. Application for reinvestigation was filed in September 2001.

   (c) Fubon Insurance's significant construction contracts totaled approximately $445,792 thousands. The Company had paid $263,059 thousands pursuant to these contracts as of December 31, 2002.

7. Legal letters of Fubon Securities Co., Ltd.

   (a) There were several disputes which former brokers had with clients due to securities brokerage transactions. The clients filed lawsuits for damages amounting to $9,800 thousands. These cases are currently under judicial examination. Based on Fubon Security Co., Ltd's. past experience, the Company assumes it will win the cases.

   (b) As of December 31, 2002, Fubon Securities had several proxy delivery agreements with certain securities companies.

   In accordance with these agreements, the companies have agreed to be the Fubon Securities' first and second proxy. If Fubon Securities is unable to fulfill its obligations to the TSE, the proxies must then act pursuant to said obligations and responsibilities.

(Continued)

Fubon Securities has reciprocated by agreeing to act as the first or second proxy for the above companies.

(c) The ROC income tax authorities have examined and assessed the income tax returns of the Company for all years through 2000. However, the Company disagreed with the assessment for 1994, 1995 and 1996, and petitioned the tax authorities and Administrative Court.

8. Contingent liabilities and commitments of Taipeibank Co., Ltd.

(a) Commitments

Bonds and short-term bills sold under agreements to repurchase before March 20, 2003	$ 16,496,184
Bonds and short-term bills purchased under agreements to resell before February 13, 2003	16,113,211

(b) As of December 31, 2002 the amount of construction and purchase contracts was $801,409 thousands, and the unpaid amount was $560,297 thousands.

(c) The Bank has been appointed by the Ministry of Finance (MOF) to operate the public benefit lottery for five years, from January 1, 2002, to December 31, 2006, and handle the issuance of tickets for the traditional lottery, quick-win lottery, and computerized lottery. The Bank will receive from the MOF a service fee based on the number of tickets issued.

The Bank engaged Lottery Technology Services Corp. to establish and maintain the operation of the public benefit lottery for a monthly service fee based on a contract effective from January 1, 2002, to December 31, 2007.

9. Material contracts

On December 19, 2001, Fubon Group successfully accomplished its corporate restructuring through the following events: (1) Fubon Insurance Co., Ltd. was converted into Fubon Financial Holding Co., Ltd. (Fubon Financial), and (2) Fubon Life Assurance Co., Ltd., Fubon Commercial Bank Co., Ltd., and Fubon Securities Co., Ltd. became subsidiaries of Fubon Financial through share exchanges with Fubon Financial. Because of the above-described corporate restructuring, Fubon Group and Citigroup are planning to amend and terminate certain agreements that were entered into between Fubon Group and Citigroup in July 2000. The purpose of such contract amendment is not to change the original agreement between Fubon Group and Citigroup, but merely to reflect Fubon's corporate restructuring in the agreements. Citigroup will continue to hold approximately 15% of the shareholding interest in Fubon Financial under the amended agreements. In addition to the contract amendment, Fubon Life Assurance and a subsidiary of Citigroup have entered into a joint venture agreement pursuant to the Regional Cooperation Agreement to establish a life insurance company in Hong Kong.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

10. The Company has been appointed by the Ministry of Finance (MOF) to operate the public benefit lottery for five years, from January 1, 2002, to December 31, 2006, and handle the issuance of tickets for the traditional lottery, quick-win lottery, and computerized lottery. The Company will receive from the MOF a service fee based on the number of tickets issued.

    The Company engaged Lottery Technology Services Corp. to establish and maintain the operation of the public benefit lottery for a monthly service fee based on a contract effective from January 1, 2002, to June 30, 2007.

(27) Other

1. The following information is disclosed for the Company (Fubon Bank) as of and for the years ended December 31, 2002 and 2001, in accordance with SFAS No. 28.

    (a) The movements in the allowance for loan and receivable losses were disclosed in Note 11.

    (b) The maturity analysis of material assets and liabilities as of December 31, 2002 and 2001, is as follows:

	2002				
	Within 3 months	3~6 months	6~12 months	Over 12 months	Total
Assets:					
Due from Central Bank of China	$ -	8,282,457	2,190,000	-	10,472,457
Due from banks	19,718,106	547,203	-	-	20,265,309
Short-term investments	15,547,380	604,219	435,041	21,088,335	37,674,975
Loans (net of non-accrual loans)	18,236,625	6,144,051	5,573,905	113,949,669	143,904,250
Long-term debt investments	320,305	69,560	-	580,056	969,921
	$ 53,822,416	15,647,490	8,198,946	135,618,060	213,286,912
Liabilities:					
Due to banks	$ 1,149,940	316,048	100,000	-	1,565,988
Deposits	67,077,632	73,304,846	67,645,622	10,273,284	218,301,384
	$ 68,227,572	73,620,894	67,745,622	10,273,284	219,867,372

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

	2001				
	Within 3 months	3~6 months	6~12 months	Over 12 months	Total
Assets:					
Due from Central Bank of China	$ 945,000	11,404,277	245,000	-	12,594,277
Due from banks	30,642,693	389,143	10,000	-	31,041,836
Short-term investments	3,783,626	148,429	666,901	32,136,517	36,735,473
Loan(net of non-accrual loans)	20,403,428	6,165,504	14,116,678	100,893,439	141,579,049
Long-term debt investments	-	-	-	1,297,755	1,297,755
	$ 5,774,747	18,107,353	15,038,579	134,327,711	223,248,390
Liabilities:					
Due to banks	$ 521,788	200,000	100,000	-	821,788
Deposits	70,529,578	75,832,881	74,175,732	6,686,418	227,224,609
	$ 71,051,366	76,032,881	74,275,732	6,686,418	228,046,397

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(c) As of December 31, 2002 and 2001, the interest-bearing assets, interest-bearing liabilities, and average interest rates were as follows:

	December 31, 2002	
	Average amount	Average interest rate (%) (annual rate)
Assets:		
Due from Central Bank	$ 17,975,771	2.47
Due from banks	622,515	1.02
Call loans to banks	20,324,004	2.10
Short-term investments	41,248,379	8.34
Loans	121,859,356	5.13
Liabilities:		
Due to banks	313,646	3.03
Call loans from banks	2,300,393	1.82
Deposits	79,312,586	1.25
Staff demand savings deposits	881,541	6.43
Time deposits	59,826,345	2.60
Foreign currency time deposits	15,011,009	1.89
Time savings deposits	61,709,412	3.15

	December 31, 2001	
	Average amount	Average interest rate (%) (annual rate)
Assets:		
Due from Central Bank	$ 13,327,242	1.32
Due from banks	417,238	2.25
Call loans to banks	35,076,891	4.10
Short-term investments	35,473,140	10.80
Loans	136,620,598	6.69
Liabilities:		
Due to banks	318,550	4.16
Call loans from banks	781,110	3.17
Deposits	56,289,981	2.92
Staff demand savings deposits	829,046	10.39
Time deposits	79,106,676	4.43
Foreign currency time deposits	15,787,888	4.46
Time savings deposits	65,261,788	4.88

Note: Including certificates of deposit issued by the Central Bank of China, recorded as cash and restricted assets.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(d) Risk-based capital ratio

The Company's (Fubon Bank's) risk-based capital ratio, based on its unconsolidated financial reporting, was as follows at December 31, 2002 and 2001:

Adjusted Net Capital	**2002**	**2001**
Risk-adjusted assets	13.89% (Note b)	11.47% (Note a)

Note a: The ratio was based on the audited financial statements as of December 31, 2002.

Note b: The ratio was based on the unaudited financial statements as of December 31, 2001.

(e) The Company (Fubon Bank) had not written off loans without taking appropriate legal action as of December 31, 2002 and 2001.

2. The following information is disclosed for the Company (Taipeibank) as of and for the years ended December 31, 2002 and 2001, in accordance with SFAS No. 28.

(a) The movements in the allowance for loan and receivable losses are disclosed in Note 11.

(b) The maturity analysis of material assets and liabilities as of December 31, 2002 and 2001, is as follows:

	December 31, 2002			
	Due in one year	**Due between one year and seven years**	**Due after seven years**	**Total**
Assets:				
Cash	$ 120,293,166	-	-	120,293,166
Due from banks	60,317,335	-	-	60,317,335
Due from Central Bank of China	29,389,307	-	-	29,389,307
Securities purchased	61,020,487	-	-	61,020,487
Receivables	6,519,642	-	-	6,519,642
Loans, discounts and bills purchased	138,910,744	87,272,254	149,123,458	375,306,456
Investment in bonds	-	1,017,693	-	1,017,693
	$ 416,450,681	88,289,947	149,123,458	653,864,086
Liabilities:				
Due to Central Bank of China	$ 1,028,492	-	-	1,028,492
Due to banks	24,564,760	-	-	24,564,760
Payables	13,771,816	-	-	13,771,816
Deposits and remittances	491,576,505	16,457,783	-	508,034,288
Funds borrowed from Central				

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

	December 31, 2002			
	Due in one year	Due between one year and seven years	Due after seven years	Total
Bank of China	43,313,105	-	-	43,313,105
Bonds	-	20,000,000	-	20,000,000
	$ 574,254,678	36,457,783	-	610,712,461

	December 31, 2001			
	Due in one year	Due between one year and seven years	Due after seven years	Total
Assets:				
Cash	$ 81,360,971	-	-	81,360,971
Due from banks	51,625,638	-	-	51,625,638
Due from Central Bank of China	21,203,994	-	-	21,203,994
Securities purchased	70,389,652	-	-	70,389,652
Receivables	8,133,928	-	-	8,133,928
Loans, discounts and bills purchased	184,880,431	75,445,144	154,430,333	414,755,908
Investment in bonds	-	1,037,687	-	1,037,687
	$ 417,594,614	76,482,831	154,430,333	648,507,778
Liabilities:				
Due to Central Bank of China	$ 2,077,323	-	-	2,077,323
Due to banks	30,637,677	-	-	30,637,677
Payables	15,586,651	-	-	15,586,651
Deposits and remittances	520,071,046	13,792,159	-	533,863,205
Funds borrowed from Central Bank of China	27,971,865	-	-	27,971,865
	$ 596,344,562	13,792,159	-	610,136,721

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(c) As of December 31, 2002 and 2001, the interest-bearing assets, interest-bearing liabilities, and average interest rate were as follows:

	December 31, 2002	
	Average balance	Average rate (%)
Interest-earning assets		
Cash–negotiable certificates of deposit	$ 97,122,900	2.60
Due from banks	87,531,731	1.99
Due from Central Bank	20,958,358	1.71
Securities purchased	62,478,085	4.64
Loans, discounts and bills purchased	377,291,613	4.74
Investment in bonds	1,028,437	4.47
Interest-bearing liabilities		
Due to banks	61,490,556	1.93
Public treasury savings	49,051,020	0.85
Staff demand savings deposits	38,713,336	0.48
Savings	124,906,461	1.96
Time deposits	121,944,484	2.21
Time savings deposits	167,952,070	2.80
Negotiable certificates of deposit	2,190,269	1.91
Borrowed funds	31,759,379	1.76
Bonds	10,150,685	4.35

	December 31, 2001	
	Average balance	Average rate (%)
Interest-earning assets		
Cash–negotiable certificates of deposit	$ 41,576,854	4.52
Due from banks	78,106,095	3.97
Due from Central Bank	19,694,456	2.43
Securities purchased	66,487,510	4.55
Loans, discounts and bills purchased	362,777,556	6.61
Investment in bonds	1,054,161	4.40
Interest-bearing liabilities		
Due to banks	53,333,859	3.98
Public treasury savings	40,297,013	2.55
Staff demand savings deposits	27,859,795	1.35
Savings	103,273,498	3.70
Time deposits	116,810,269	4.06
Time savings deposits	178,342,727	4.50
Negotiable certificates of deposit	2,368,037	3.73
Borrowed funds	9,483,571	2.57
Bonds	-	-

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(d) Risk-based capital ratio

The Company's (Taipei Bank's) risk-based capital ratio, based on its unconsolidated financial reporting, was as follows at December 31, 2002 and 2001:

	2002	2001
Risk-based capital ratio	14.00%	13.32%

(e) The Company (Taipei Bank) had not written off loans without taking appropriate legal action as of December 31, 2002 and 2001.

3. In accordance with SFC regulations and futures management regulations, Fubon Security Futures Co., Ltd. should provide the following disclosures for the years ended December 31, 2002 and 2001:

Rule no.	Equation	2002 Calculation	2002 Ratio (%)	2001 Calculation	2001 Ratio (%)	Standard	Operating Condition
17	Shareholders' equity Total liabilities - Margin deposits for futures contract - Operating loss reserve - Default loss reserve	725,265,072 69,193,134	10.48	773,737,716 78,127,549	9.39	>=1	According to the rules
17	Current assets Current liabilities	1,768,796,705 1,237,229,225	1.43	1,799,616,071 1,263,237,562	1.42	>=1	According to the rules
20	Shareholders' equity The least capital	725,265,072 650,000,000	112	733,737,716 650,000,000	113	>=60% >=40%	According to the rules
20	Adjusted net capital	688,126,972 161,351,830	426	694,095,754 171,522,409	405	>=20% >=15%	According to the rules

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(27) Proforma Financial Information

1. The following proforma data summarizes the result of consolidated operations for the six-month period ended June 30, 2001, as if the consolidation had been completed on January 1, 2001.

	For the year ended December 31, 2002	For the year ended December 31, 2001
Operating revenues	$ 137,474,457	139,373,471
Net income	9,569,258	12,050,350
Earnings per share (in NTD)		
-The shares are weighted-average shares	1.15	1.49
-The shares are adjusted retroactively for the stock dividends	-	1.45

The information on each company:

For the year ended December 31, 2002	Consolidation	Fubon Insurance	Fubon Life Assurance	Fubon Bank	Fubon Securities	Fubon Investment Trust	Taipeibank
Operating revenues	$ 137,474,457	39,819,989	40,835,355	18,540,474	8,979,972	671,672	32,108,897
Net income	9,569,258	1,354,895	(1,238,257)	749,639	3,824,456	235,807	5,027,802

For the year ended December 31, 2001	Consolidation	Fubon Insurance	Fubon Life Assurance	Fubon Bank	Fubon Securities	Fubon Investment Trust	Taipeibank
Operating revenues	$ 139,373,471	41,864,679	32,207,383	20,270,905	7,897,457	566,124	33,704,674
Net income	12,050,350	2,081,356	900,219	2,949,298	3,022,452	224,900	2,902,926

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

2. Proforma Concise Consolidated Balance Sheets and Statements of Income

(a) Concise Consolidate Balance Sheets

(NT$ 000s)

	December 31, 2002	December 31, 2001
Current assets	$ 524,996,571	509,986,571
Due from banks and call loans to banks	517,642,868	554,123,888
Long-term investment	75,764,413	23,690,222
Fixed assets	17,955,593	18,044,493
Other assets (including intangible assets)	21,121,336	17,011,706
Due to banks	721,269,432	754,224,813
Other current liabilities	104,221,577	112,802,190
Long-term liabilities	89,246,085	29,500,360
Reserve for operations	101,286,447	75,126,127
Other liabilities	2,655,171	2,493,220
Common stock	82,914,373	81,687,218
Total assets	1,157,480,781	1,122,856,880
Total liabilities	1,018,678,712	974,146,710
Net assets	138,802,069	148,710,170

(b) Concise Consolidate Statements of Income

(NT$ 000s)

	For the year ended December 31, 2002	For the year ended December 31, 2001
Operating revenues	$ 137,474,457	139,373,471
Operating profits	36,196,274	36,103,229
Net operating income	15,414,424	14,511,111
Non-operating revenues	2,865,272	1,747,179
Non-operating expenses	6,970,665	1,908,753
Income before tax	11,309,031	14,389,537
Net income	9,569,258	12,050,350

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

3. The Subsidiaries' Concise Balance Sheets and Statements of Income

(a) Concise Balance Sheets

	Fubon Insurance		Fubon Life Assurance	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Current assets	$ 31,079,621	51,605,230	36,933,985	57,846,768
Due from banks and call loans to banks	-	-	3,489,653	2,543,980
Long-term investment	22,431,817	13,695,068	54,592,384	6,108,226
Fixed assets	1,798,808	1,703,536	365,631	331,969
Other assets (including intangible assets)	3,860,193	3,484,904	5,402,913	1,687,280
Other current liabilities	11,379,862	14,768,795	7,548,357	3,201,777
Long-term liabilities	11,950	9,263	89,464	90,001
Other liabilities	580,740	659,940	3,731,372	-
Reserve for operations	17,194,234	16,438,984	81,841,905	56,733,876
Common stock	20,000,000	30,000,000	5,648,000	5,648,000
Total assets	59,170,439	70,488,738	100,784,566	68,518,223
Total liabilities	29,166,786	31,876,982	93,211,098	60,025,654
Net assets	30,003,653	38,611,756	7,573,468	8,492,569

	Fubon Bank		Fubon Securites	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Current assets	$ 104,357,014	106,251,883	56,836,428	54,394,401
Due from banks and call loans to banks	142,278,365	140,863,185	-	-
Long-term investment	10,566,813	10,006,299	2,720,822	2,179,305
Fixed assets	5,022,239	4,739,016	2,164,970	2,574,840
Other assets (including intangible assets)	5,889,168	4,710,095	2,874,302	2,870,795
Due to banks	218,841,188	227,481,240	-	-
Other current liabilities	10,951,349	9,137,701	26,338,515	25,282,541
Long-term liabilities	10,000,000	-	-	998,338
Other liabilities	324,768	450,335	479,738	372,407
Reserve for operations	341,645	338,145	-	-
Common stock	21,857,367	21,857,367	20,521,035	20,521,035
Total assets	268,063,347	266,570,478	64,596,522	62,019,341
Total liabilities	240,458,950	237,407,421	26,818,253	26,653,286
Net assets	27,604,397	29,163,057	37,778,269	35,366,055

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

	Fubon Investment Trust		Taipeibank	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Current assets	$ 1,328,845	1,231,761	277,449,976	232,607,347
Due from banks and call loans to banks	-	-	371,874,850	410,716,723
Long-term investment	-	-	2,321,649	2,607,536
Fixed assets	24,389	29,347	8,534,577	8,620,214
Other assets (including intangible assets)	179,964	202,563	3,351,088	4,186,909
Due to banks	-	-	508,034,288	533,863,205
Other current liabilities	99,054	61,603	40,609,583	48,506,395
Long-term liabilities	-	6,993	1,501,725	1,223,545
Other liabilities	6,000	-	64,963,047	29,339,920
Common stock	555,980	555,980	23,377,452	22,306,729
Total assets	1,533,198	1,463,671	663,532,140	658,738,729
Total liabilities	105,054	68,596	615,108,643	612,933,065
Net assets	1,428,144	1,395,075	48,423,497	45,805,664

(b) Concise Income Statements

	Fubon Insurance		Fubon Life Assurance	
	January 1~ December 31, 2002	January 1~ December 31, 2001	January 1~ December 31, 2002	January 1~ December 31, 2001
Operating revenues	$ 39,819,989	41,864,679	40,835,355	32,207,383
Operating profits (loss)	4,992,051	5,588,892	(125,770)	2,041,288
Net operating income (loss)	1,550,484	2,301,519	(1,229,979)	800,441
Non-operating revenues	111,382	371,706	90,173	101,563
Non-operating expenses	48,271	154,769	23,087	1,785
Income before tax	1,613,595	2,518,456	(1,232,893)	900,219
Net income (loss)	1,354,895	2,081,356	(1,232,257)	900,219
Earnings per share (in NTD)	0.52	1.03	(2.19)	1.59

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

	Fubon Bank		Fubon Securities	
	January 1~ December 31, 2002	January 1~ December 31, 2001	January 1~ December 31, 2002	January 1~ December 31, 2001
Operating revenues	$ 18,540,474	20,270,905	8,979,9725	7,897,457
Operating profits	9,177,491	6,649,408	7,563,847	6,758,369
Net operating income	5,022,315	3,103,497	3,917,694	2,954,474
Non-operating revenues	329,648	259,532	602,410	882,192
Non-operating expenses	4,606,638	359,347	100,281	109,214
Income before tax	745,325	3,003,682	4,419,823	3,727,452
Net income	749,639	2,949,298	3,824,456	3,022,452
Earnings per share (in NTD)	0.35	1.37	2.00	1.62

	Fubon Investment Trust		Taipeibank	
	January 1~ December 31, 2002	January 1~ December 31, 2001	January 1~ December 31, 2002	January 1~ December 31, 2001
Operating revenues	$ 671,672	566,124	32,108,897	33,704,674
Operating profits	671,672	566,124	14,021,841	11,287,954
Net operating income	285,952	214,871	6,665,282	4,446,990
Non-operating revenues	55,895	76,529	151,492	141,619
Non-operating expenses	20,640	-	953,776	946,119
Income before tax	321,207	291,400	5,862,998	3,642,490
Net income	235,807	224,900	5,027,802	2,902,926
Earnings per share (in NTD)	4.24	4.12	2.15	1.24

(c) Reformatted Income Statements

The following summary reformatted income statements for Fubon Financial should be read in conjunction with the financial statements of Fubon Financial, Fubon Insurance, Fubon Life Assurance, Fubon Bank, and Fubon Securities, which have been audited by the independent auditors of each company and have been prepared in accordance with ROC GAAP. Solely for the convenience of the reader, these reformatted income statements are presented in a different format from the financial statements. Neither such data nor the format in which they are presented should be viewed as comparable to information prepared in accordance with US GAAP or generally accepted accounting principles elsewhere. The financial information set forth below is qualified by reference to, and should be read in conjunction with, the financial statements and related notes thereto.

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

4. The inter-affiliate transactions eliminated are disclosed as follows:

Description	Account	91.12.31 Amount
(a) Eliminated the Company's stockholders' equity	Common stock	$ 91,959,834
	Capital surplus	34,036,731
	Legal reserve	14,682,744
	Special reserve	5,125,591
	Cumulative foreign currency translation adjustments	145,333
	Treasury stock	(2,848,225)
	Unappropriated retained earnings	8,034,782
	Unrealized losses on valuation of long-term investments	(1,231,832)
	Net loss for unrecognized pension cost	(59)
	Long-term investments	(149,904,899)
(b) Eliminated net investment gain under equity method	Long-term investments	(4,530,155)
	Unrealized losses on valuation of long-term investments	303,835
	Pre-acquisition income	154,405
	Investment gain	9,593,064
	Dividend revenues	364,594
	Capital surplus	(6,137)
	Cumulative foreign currency translation adjustments	(15,304)
	Net loss for unrecognized pension cost	(5,475)
	Treasury stock	751,516
	Unappropriated retained earnings	(6,610,343)
(c) Eliminated cross-holding shares	Long-term investments	10,593,205
	Long-term investments	9,294,149
	Trading securitites	1,299,056

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

Description	Account	91.12.31 Amount
(d) Eliminated entry	Operating revenues	404,086
	Non-operating revenues	298,832
	Deposits	5,066,240
	Current liabilities	200,000
	Other liabilitiies	14,537
	Current assets	228,300
	Other assets	1,134,537
	Bank deposits	3,917,940
	Operating expenses	640,818
	Non-operating expenses	62,100

(Continued)

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

5. Consolidated Income Statements for the years ended December 31, 2002 and 2001 (expressed in thousands of New Taiwan dollars)
   (1) Consolidated Income Statements for year ended December 31, 2002

	Fubon Financial Holding	Fubon Insurance	Fubon Life Assurance	Fubon Bank and Subsidiaries	Fubon Securities and Subsidiaries	Fubon Investment Trust	Taipei-bank	Total	Eliminated	Consolidated amount
Revenues										
Brokerage and commission fees	$ -	1,898,967	904,624	2,861,790	4,431,926	671,672	5,618,096	16,387,075	(234,814)	16,152,261
Securities management fees	-	-	-	-	56,095	-	-	56,095	(29,816)	26,279
Interest income	-	1,024,325	2,418,652	11,676,953	1,873,427	26,303	21,832,253	38,851,913	(11,142)	38,840,771
Gain on trading securities	-	-	-	-	1,945,209	-	-	1,945,209	-	1,945,209
Gross written premiums	-	20,843,063	33,443,562	-	-	-	-	54,286,625	(128,314)	54,158,311
Reserve releases	-	4,921,560	566,829	-	-	-	-	5,488,389	-	5,488,389
Recovery from provision	-	7,593,873	2,669,371	-	-	-	-	10,263,244	-	10,263,244
Net gain on bills trading	-	-	-	4,656,868	-	-	3,595,997	8,252,865	-	8,252,865
Gain on issuance of stock warrants	-	-	-	-	490,624	-	-	490,624	-	490,624
Other operating revenues	9,786,928	573,816	642,627	229,620	431,384	-	343,651	12,008,026	(10,151,522)	1,856,504
Non-operating revenues	185,380	641,839	279,863	350,501	612,673	29,592	870,392	2,970,240	(104,968)	2,865,272
Total revenue	9,972,308	37,497,443	40,925,528	19,775,732	9,841,338	727,567	32,260,389	151,000,305	(10,660,576)	140,339,729
Expense										
Brokerage securities transaction charge	-	-	-	-	360,114	-	-	360,114	-	360,114
Interest expense	-	152,301	115,643	5,099,686	513,584	-	12,280,391	18,161,605	(12,856)	18,148,749
Reinsurance premium ceded	-	11,434,248	1,432,633	-	-	-	-	12,866,881	-	12,866,881
Commission expense	-	1,673,705	2,222,584	-	-	-	-	3,896,289	-	3,896,289
Benefits and claims	-	10,072,890	4,079,483	-	-	-	-	14,152,373	-	14,152,373
Provision for premium reserves	-	8,417,506	31,943,858	-	-	-	-	40,361,364	-	40,361,364
Provision for loan losses	-	129,859	-	3,067,843	-	-	2,573,168	5,770,870	-	5,770,870
Provision for special claims reserve	-	403,959	163,591	-	-	-	-	567,550	-	567,550
Processing fees	-	-	-	1,719,788	-	-	3,218,154	4,937,942	(53,530)	4,884,412
Loss on devaluation of trading securities	-	-	-	-	427,302	-	-	427,302	(157,721)	269,581
Operating expenses	420,531	3,541,229	2,051,876	4,405,397	3,969,421	385,720	7,371,902	22,146,076	(574,432)	20,781,850
Non-operating expenses	346,424	58,151	148,753	4,607,163	108,064	20,640	953,776	6,242,971	(62,100)	6,970,665
Total expenses	766,955	35,883,848	42,158,421	18,899,877	5,378,485	406,360	26,397,391	129,891,337	(860,639)	129,030,698
Income before tax expense	9,205,353	1,613,595	(1,232,893)	875,855	4,462,853	321,207	5,862,998	21,108,968	(9,799,937)	11,309,031
Income tax expense	209,500	(255,629)	(5,364)	(124,642)	(620,448)	(85,400)	(835,196)	(1,717,179)	-	(1,717,179)
Income before extraordinary items and cumulative effect of changes in accounting principle	9,414,853	1,357,966	(1,238,257)	751,213	3,842,405	235,807	5,027,802	19,391,789	(9,799,937)	9,591,852
Cumulative effect of changes in accounting principle	-	(3,071)	-	-	-	-	-	(3,071)	-	(3,071)
Net income before minority interest	9,414,853	1,354,895	(1,238,257)	751,213	3,842,405	235,807	5,027,802	19,388,718	(9,799,937)	9,588,781
Minority interest	-	-	-	1,574	17,949	-	-	19,523	154,405	173,928
Net income	$ 9,414,853	1,354,895	(1,238,257)	749,639	3,824,456	235,807	5,027,802	19,369,195	(9,645,532)	9,414,853

FUBON FINANCIAL HOLDING CO., LTD. AND SUBSIDIARIES

Notes to Financial Statements

(2) Consolidated Income Statements for year ended December 31, 2001

	Fubon Financial Holding (Restated)	Fubon Insurance	Fubon Life Assurance	Fubon Bank and Subsidiaries	Fubon Securities and Subsidiaries	Taipei-bank	Total	Eliminated	Consolidated amount (Restated)
Revenues									
Brokerage and commission fees	$ -	2,341,972	3,525,569	572,073	2,284,414	1,159,614	9,883,642	(7,000)	9,876,642
Securities management fees	-	-	44,860	-	-	-	44,860	(16,693)	28,167
Interest income	18	14,196,467	2,003,588	1,902,112	1,658,675	29,086,314	48,847,174	(142,050)	48,705,124
Gain on trading securities	31	-	1,195,770	2,146,831	-	-	3,342,632	-	3,342,632
Gross written premiums	-	-	-	24,612,038	18,303,593	-	42,915,631	(131,250)	42,784,381
Reserve releases	-	-	-	350,848	7,937,216	-	8,288,064	-	8,288,064
Recovery from provision	-	-	-	2,602,299	8,783,479	-	11,385,778	-	11,385,778
Net gain on bills trading	-	4,738,275	-	-	-	3,030,721	7,768,996	-	7,768,996
Gain on issuance of stock warrants	-	-	173,749	-	-	-	173,749	-	173,749
Gain on devaluation of trading securities	-	-	824,384	-	-	-	824,384	-	824,384
Other operating revenues	660,767	227,170	400,896	21,182	2,897,302	319,927	4,527,244	(753,091)	3,774,153
Non-operating revenues	-	261,751	945,958	101,563	371,706	249,717	1,930,695	(151,947)	1,778,748
Total revenue	660,816	21,765,635	9,114,774	32,308,946	42,236,385	33,846,293	139,932,849		138,730,818
Expense									
Brokerage securities transaction charge	-	-	185,435	-	-	3,653	189,088	-	189,088
Interest expense	-	9,493,596	808,296	6,624	259,730	18,995,302	29,563,548	(142,050)	29,421,498
Reinsurance premium ceded	-	-	-	1,247,328	10,260,240	-	11,507,568	-	11,507,568
Commission expense	-	-	-	2,160,464	1,615,162	-	3,775,626	-	3,775,626
Benefits and claims	-	-	-	2,862,178	13,018,784	-	15,880,962	-	15,880,962
Provision for premium reserves	-	-	-	23,458,238	7,617,291	-	31,075,529	-	31,075,529
Provision for loan losses	-	3,779,632	-	-	-	3,067,125	6,846,757	-	6,846,757
Provision for special claims reserve	-	-	-	287,870	1,238,820	-	1,526,690	-	1,526,690
Processing fees	-	746,804	48,695	-	113,206	350,640	1,259,345	-	1,259,345
Operating expenses	30,850	3,760,676	4,175,394	1,384,240	5,439,927	6,840,964	21,632,051	(391,186)	21,240,865
Non-operating expenses	-	686,576	127,532	1,785	154,769	946,119	1,916,781	(8,028)	1,908,753
Total expenses	30,850	18,467,284	5,345,352	31,408,727	39,717,929	30,203,803	125,173,945		124,632,681
Income before tax expense	629,966	3,298,351	3,769,422	900,219	2,518,456	3,642,490	14,758,904	-	14,098,137
Income tax expense	-	346,618	735,391	-	437,100	739,564	2,258,673	-	2,258,673
Net income before minority interest	629,966	2,951,733	3,034,031	900,219	2,081,356	2,902,926	12,500,231	-	11,839,464
Minority interest	-	2,435	11,579	-	-	-	14,014	-	14,014
Subsidiaries' income before acquisition majority interest	-	-	-	-	-	-	-	11,195,484	11,195,484
Net income	$ 629,966	2,949,298	3,022,452	900,219	2,081,356	2,902,926	12,486,217		629,966